As filed with the Securities and Exchange Commission on June 5, 2002

Registration No. 333-68094

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2

TO
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

BIG 5 SPORTING GOODS CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	5941	95-4388794

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2525 East El Segundo Boulevard

El Segundo, California 90245
(310) 536-0611
(Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)

Gary S. Meade, Esq.

Senior Vice President & General Counsel
Big 5 Sporting Goods Corporation
2525 East El Segundo Boulevard
El Segundo, California 90245
(310) 536-0611
(Name, address, including zip code, and telephone number, including area code, of agent for services)

Copies to:

Andrew W. Gross, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, CA 90067-4276 (310) 277-1010	Gregg A. Noel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, CA 90071 (213) 687-5000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering price(1)(2)	Amount of Registration Fee(3)

Common stock, par value $0.01 per share	$141,680,000	$13,035

(1)	Includes shares of common stock that may be sold pursuant to the underwriters’ over-allotment options.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(3)	A fee of $28,750 was paid by the Registrant in connection with the initial filing of this Registration Statement on August 21, 2001 and accordingly, no additional registration fee is due at this time.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE      , 2002

7,700,000 Shares

Big 5 Sporting Goods Corporation

Common Stock

      Prior to this offering, there has been no public market for our common stock. We are selling 6,113,343 shares of common stock and the selling stockholders are selling 1,586,657 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

      The initial public offering price of the common stock is expected to be between $14.00 and $16.00 per share. We will apply to list our common stock on The Nasdaq Stock Market’s National Market under the symbol “BGFV.”

      The underwriters have an option to purchase a maximum of 1,155,000 additional shares to cover over-allotments of shares. Of this amount, up to 649,078 shares would be purchased from us and up to 505,922 shares would be purchased from the selling stockholders.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

		Underwriting	Proceeds to
		Discounts	Big 5	Proceeds to
	Price to	and	Sporting	Selling
	Public	Commissions	Goods	Stockholders

Per Share	$	$	$	$

Total	$	$	$	$

      Delivery of the shares of common stock will be made on or about                     , 2002.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

U.S. Bancorp Piper Jaffray

Jefferies & Company, Inc.

Stephens Inc.

The date of this prospectus is June      , 2002.

DESCRIPTION OF ARTWORK:

      The inside front cover contains a map of the western half of the United States with dots indicating store locations. The heading of the map states “THE LEADING SPORTING GOODS RETAILER IN THE WESTERN UNITED STATES”. There is a legend on the top right hand side of the map that indicates the states in which we operate and the number of stores in each state.

      Below the map there are two photographs of front entrances to Big 5 Sporting Goods stores.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
SECURITY OWNERSHIP BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CERTAIN INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
THE SELLING STOCKHOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
EXHIBIT INDEX
Exhibit 3.1.2
EXHIBIT 3.3
EXHIBIT 3.4
EXHIBIT 5.1
EXHIBIT 10.1
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.18
EXHIBIT 10.19
Exhibit 10.20
Exhibit 10.21
Exhibit 10.22
EXHIBIT 23.1
EXHIBIT 99.1
EXHIBIT 99.2

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

      Until             , 2002 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. We urge you to read this entire prospectus carefully, including the “Risk Factors” section beginning on page 6.

Big 5 Sporting Goods

Overview

      We are the leading sporting goods retailer in the western United States, operating 261 stores in 10 states under the name “Big 5 Sporting Goods.” We provide a full-line product offering of over 25,000 stock keeping units in a traditional sporting goods store format that averages 11,000 square feet. We believe that over the past 47 years we have developed a reputation with the competitive and recreational sporting goods customer as a convenient neighborhood sporting goods retailer that consistently delivers value on quality merchandise. We reinforce our value reputation through weekly print advertising in major and local newspapers and mailers designed to generate customer traffic, drive sales and build brand awareness.

      Founded in 1955, our accumulated management experience and expertise in sporting goods merchandising, advertising, operations and store development have enabled us to generate consistent, profitable growth. As of March 31, 2002, we have realized 25 consecutive quarterly increases in same store sales over comparable prior periods. All but one of our stores have generated positive store-level operating profit in each of the past five fiscal years. For the twelve months ended March 31, 2002, we generated net sales of $636.4 million and adjusted EBITDA of $58.1 million. From 1997 through the twelve months ended March 31, 2002, our net sales and adjusted EBITDA increased at compounded annual growth rates of 8.9% and 13.0%. We believe our success can be attributed to one of the most experienced management teams in the sporting goods industry, a value-based, execution-driven operating philosophy, a controlled growth strategy and a proven business model.

Our Strengths

      Leading Position in Established Markets. We are the market leader in the western United States, operating almost four times as many stores in California, and more than twice as many stores in each of Washington, Oregon, Arizona and Nevada, as any of our full-line sporting goods competitors.

      Proven Store Format. Our typical store averages 11,000 square feet, is conveniently located near our target customers in either a free-standing location or a multi-store shopping center and is designed to minimize operating and maintenance costs. Our store format enables us to have substantial flexibility regarding new store locations and also results in productivity that we believe is among the highest of any full-line sporting goods retailer, with net sales per gross square foot of approximately $226 for the twelve months ended March 31, 2002.

      Superior Merchandising Capabilities. We have developed considerable expertise in identifying, stocking and selling a broad assortment of sporting goods at competitive prices. Our buyers average 17 years of experience with us and work closely with senior management to determine product selection, promotion and pricing.

      Extensive Advertising Programs and Expertise. We have advertised almost exclusively through weekly print advertisements since our founding in 1955. We believe our print advertising, which includes the weekly distribution of over 12.5 million newspaper inserts and mailers, consistently reaches more households in our established markets than that of our full-line sporting goods competitors. The consistency and reach of our print advertising programs drive sales, create high customer awareness of the name Big 5 Sporting Goods and reinforce our reputation for offering quality products at attractive prices.

      Significant Management Experience. We believe the experience, commitment and tenure of our professional staff provide a substantial competitive advantage. Steven G. Miller, our President and Chief

Executive Officer and son of one of our co-founders, has worked at our company for 33 years and our senior-level managers have worked at our company for an average of 28 years.

      Consistent Growth and Strong Cash Flow. We have been able to generate consistent growth, expand margins and increase our profitability because of our extensive experience, our proven strategy and steady execution of our business model. Our consistent net sales growth combined with improved purchasing, inventory management and economies of scale have enabled us to increase our gross margin from 32.6% in fiscal 1997 to 34.9% for the twelve months ended March 31, 2002 and our adjusted EBITDA margin from 7.8% in fiscal 1997 to 9.1% for the twelve months ended March 31, 2002.

      Strong Returns on New Store Openings. We seek to expand our business with the addition of new stores through a disciplined strategy of controlled growth. New store openings represent attractive investment opportunities due to the relatively low investment required and the relatively short time in which our new stores become profitable. Based on our operating experience, new stores in established markets typically achieve store-level cash-on-cash returns of approximately 35% in their first full year of operation.

Our Strategy

      Our objective is to build upon these competitive strengths to profitably grow our business and further advance our position as the leading sporting goods retailer in the western United States. We intend to accomplish this by:

•	continuing our dedicated focus on execution;

•	profitably expanding our store base;

•	generating net sales growth through our distinctive merchandise mix and advertising programs; and

•	enhancing profitability through increased operating efficiencies.

      Big 5 Sporting Goods Corporation is a Delaware corporation. Our principal executive offices are located at 2525 East El Segundo Boulevard, El Segundo, CA 90245. Our telephone number is (310) 536-0611.

      Big 5 is our registered servicemark and Court Casuals, Golden Bear, Pacifica and Rugged Exposure are our registered trademarks. All other registered trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	6,113,343 shares

Common stock offered by the selling stockholders	1,586,657 shares

Common stock to be outstanding after this offering	21,299,790 shares

Use of proceeds	We intend to use the net proceeds we receive to redeem all of our senior discount notes, redeem all of our outstanding shares of Series A preferred stock and repurchase up to 413,343 shares of our common stock from our non-executive employees at their option. We will borrow under our revolving credit facility the additional amounts necessary to fully fund these uses.

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Listing	We have filed an application to have our common stock approved for quotation on The Nasdaq Stock Market’s National Market under the symbol “BGFV.”

      Unless otherwise indicated, all share information in this prospectus is based on the number of shares outstanding as of March 31, 2002 after giving effect to a contemplated 8.1-for-1 stock split and the repurchase of 413,343 shares of our common stock from our non-executive employees (the repurchase of these shares is at the option of the non-executive employee-stockholders) and excludes:

•	486,000 shares of our common stock issuable upon exercise of an outstanding warrant, at a price of $0.00123 per share;

•	3,645,000 shares of our common stock available for future issuance under our 2002 stock incentive plan;

•	the possible issuance of up to 649,078 additional shares of our common stock that the underwriters have the option to purchase from us to cover over-allotments; and

•	the repurchase of up to an additional 160,744 shares of our common stock from our non-executive employees at their option if the underwriters exercise their over-allotment option in full.

Summary Consolidated Financial and Other Data

      The summary data presented below under the captions “Statements of Operations Data” and “Balance Sheet Data” for, and as of the end of, the fiscal years ended December 28, 1997, January 3, 1999, January 2, 2000, December 31, 2000 and December 30, 2001 are derived from our audited consolidated financial statements, which financial statements have been audited by KPMG LLP, independent auditors. The consolidated financial statements as of December 31, 2000 and December 30, 2001 and for each of the fiscal years ended January 2, 2000, December 31, 2000 and December 30, 2001 and the report thereon are included elsewhere in the prospectus. The summary data presented below for the 13 weeks ended April 1, 2001 and March 31, 2002 and as of March 31, 2002 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for these periods and as of such date. Our results for interim periods are not indicative of our results for a full year’s operations. The information presented below under the captions “Store Data” and “Other Financial Data” is unaudited. You should read the following tables in conjunction with the consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

						13 Weeks Ended
	Fiscal Years(1)
						April 1,	March 31,
	1997	1998	1999	2000	2001	2001	2002

						(unaudited)

	(dollars and shares in thousands, except per share and store data)

Statements of Operations Data:

Net sales	$443,541	$491,430	$514,324	$571,476	$622,481	$143,179	$157,133

Gross profit	144,648	161,187	172,472	194,436	214,802	47,837	55,007

Operating income	23,039	30,240	31,771	40,393	42,212	7,011	10,531

Net income	8,737	4,506	5,825	11,148	14,965	2,643	3,530

Pro forma net income(2)					15,436		4,152

Pro forma earnings per share(2):

Basic					$0.72		$0.19

Diluted					$0.71		$0.19

Shares used to calculate pro forma earnings per share(2):

Basic					21,304		21,300

Diluted					21,790		21,786

Store Data:

Same store sales increase(3)	6.6%	5.2%	2.0%	6.6%	4.9%	6.1%	6.6%

Net sales per gross square foot(4)	$196	$206	$203	$217	$224	53	55

End of period stores	210	221	234	249	260	249	261

Average net sales per store(5)	$2,218	$2,324	$2,285	$2,405	$2,448	$570	$603

Other Financial Data:

Gross margin	32.6%	32.8%	33.5%	34.0%	34.5%	33.4%	35.0%

Adjusted EBITDA(6)	$34,517	$39,130	$41,250	$49,733	$54,758	$9,585	$12,892

Adjusted EBITDA margin(7)	7.8%	8.0%	8.0%	8.7%	8.8%	6.7%	8.2%

Cash flow provided by (used in) operating activities	$(408)	$30,561	$15,599	$19,857	$31,521	$(9,985)	$3,536

Cash flow used in investing activities	(5,151)	(8,500)	(13,075)	(11,602)	(10,510)	(1,483)	(1,151)

Cash flow provided by (used in) financing activities	10,554	(25,398)	(3,888)	(9,593)	(16,899)	11,067	(3,577)

	As of March 31, 2002

	Actual	As Adjusted(2)

	(unaudited)

Balance Sheet Data:

Cash	$6,673	6,673

Net working capital(8)	67,419	69,439

Total assets	252,791	252,192

Total debt	151,193	148,026

Redeemable preferred stock	59,550	—

Stockholders’ deficit	(80,911)	(16,773)

(1)	Our fiscal year is the 52 or 53 week reporting period ending on the Sunday closest to the calendar year end. Fiscal 1998 consisted of 53 weeks as compared to 52 weeks for each of fiscal years 1997, 1999, 2000 and 2001.

(2)	The pro forma statements of operations data and the balance sheet data as adjusted are presented as if this offering and the application of the net proceeds occurred at the beginning of the periods presented for the pro forma statements of operations data and at March 31, 2002 for the balance sheet data as adjusted.

(3)	Same store sales data for a period presented reflect net sales for stores open throughout that period as well as the corresponding prior period.

(4)	Net sales per gross square foot is calculated by dividing net sales for stores open the entire period by the total gross square footage for those stores.

(5)	Average net sales per store is calculated by dividing net sales for stores open the entire period by total store count for stores open the entire period.

(6)	EBITDA is net income before extraordinary items, interest, taxes, depreciation and amortization. In fiscal 1997, adjusted EBITDA is EBITDA adjusted to exclude non-recurring transaction-related expenses of approximately $3.3 million, and in fiscal 2001, adjusted EBITDA is EBITDA adjusted to exclude accrued expenses of approximately $2.5 million relating to litigation regarding the exempt status of certain of our store managers. EBITDA and adjusted EBITDA are not measures of financial performance under generally accepted accounting principles, or GAAP. Although EBITDA and adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, we understand that EBITDA and adjusted EBITDA are widely used by financial analysts as a measure of financial performance. Our calculation of EBITDA and adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

The calculation of EBITDA and Adjusted EBITDA are shown below (dollars in thousands):

						13 Weeks Ended
	Fiscal Years
						April 1,	March 31,
	1997	1998	1999	2000	2001	2001	2002

						(unaudited)

Operating income*	$23,039	$30,240	$31,771	$40,393	$42,212	$7,011	$10,531

Depreciation and amortization	8,176	8,890	9,479	9,340	10,031	2,574	2,361

EBITDA	31,215	39,130	41,250	49,733	52,243	9,585	12,892

Transaction costs	3,302	—	—	—	—	—	—

Litigation settlement	—	—	—	—	2,515	—	—

Adjusted EBITDA	$34,517	$39,130	$41,250	$49,733	$54,758	$9,585	$12,892

      * Operating income is net income before extraordinary items, interest and taxes.

(7)	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by net sales.

(8)	Net working capital is defined as current assets less current liabilities.

RISK FACTORS

      The value of an investment in us will be subject to significant risks inherent in our business. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before purchasing our common stock. If any of the following risks and uncertainties actually occur, our business, financial condition or operating results could be harmed substantially. This could cause the trading price of our common stock to decline, perhaps significantly.

Risks Related to Our Business

We are highly leveraged and future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining more financing.

      We have, and will continue to have after this offering, a substantial amount of debt. As of March 31, 2002, as adjusted to give effect to the application of our net proceeds from this offering, the aggregate principal amount of our outstanding indebtedness would be approximately $148.0 million. Our highly leveraged financial position means:

•	a substantial portion of our cash flow from operations will be required to service our indebtedness;

•	our ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes might be impeded; and

•	we are more vulnerable to economic downturns and our ability to withstand competitive pressures is limited.

If our business declines, our future cash flow might not be sufficient to meet our obligations and commitments.

      If we fail to make any required payment under our credit facility or indenture, our debt may be accelerated under these instruments. In addition, in the event of bankruptcy or insolvency or a material breach of any covenant contained in one of our debt instruments, our debt may be accelerated. This acceleration could also result in the acceleration of other indebtedness that we may have outstanding at that time.

      If we are unable to generate sufficient cash flow from operations to meet our obligations and commitments, we will be required to refinance or restructure our indebtedness or raise additional debt or equity capital. Additionally, we may be required to sell material assets or operations or delay or forego expansion opportunities. These alternative strategies might not be effected on satisfactory terms, if at all.

The terms of our debt instruments impose operating and financial restrictions on us, which may impair our ability to respond to changing business and economic conditions.

      The terms of our debt instruments impose operating and financial restrictions on us, including, among other things, restrictions on our ability to incur additional indebtedness, create or allow liens, pay dividends, engage in mergers, acquisitions or reorganizations or make specified capital expenditures. For example, our ability to engage in the foregoing transactions will depend upon, among other things, our level of indebtedness at the time of the proposed transaction and whether we are in default under our financing agreements. As a result, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might further our growth strategy or otherwise benefit us without obtaining consent from our lenders. In addition, our credit facility is secured by a first priority security interest in our trade accounts receivable, merchandise inventories, service marks and trademarks and other general intangible assets, including trade names. In the event of our insolvency, liquidation, dissolution or reorganization, the lenders under our debt instruments would be entitled to payment in full from our assets before distributions, if any, were made to our stockholders.

If we are unable to successfully implement our controlled growth strategies or manage our growing business, our future operating results could suffer.

      One of our strategies includes opening profitable stores in new and existing markets. Our ability to successfully implement our growth strategy could be negatively affected by any of the following:

•	suitable sites may not be available for leasing;

•	we may not be able to negotiate acceptable lease terms;

•	we might not be able to hire and retain qualified store personnel; and

•	we might not have the financial resources necessary to fund our expansion plans.

      In addition, our expansion in new and existing markets may present competitive, distribution and merchandising challenges that differ from our current challenges. These potential new challenges include competition among our stores, added strain on our distribution center, additional information to be processed by our management information systems and diversion of management attention from ongoing operations. We face additional challenges in entering new markets, including consumers’ lack of awareness of us, difficulties in hiring personnel and problems due to our unfamiliarity with local real estate markets and demographics. New markets may also have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. To the extent that we are not able to meet these new challenges, our net sales could decrease and our operating costs could increase.

Because our stores are concentrated in the western United States, we are subject to regional risks.

      Our stores are located in the western United States. Because of this, we are subject to regional risks, such as the economy, weather conditions, power outages, the increasing cost of electricity and earthquakes and other natural disasters specific to the states in which we operate. For example, particularly in southern California where we have a high concentration of stores, seasonal factors such as unfavorable snow conditions, inclement weather or other localized conditions such as flooding, earthquakes or electricity blackouts could harm our operations. If the region were to suffer an economic downturn or other adverse regional event, our net sales and profitability and our ability to implement our planned expansion program could suffer. Several of our competitors operate stores across the United States and thus are not as vulnerable to these regional risks.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

      Our future success depends to a significant degree on the skills, experience and efforts of Steven G. Miller, our President and Chief Executive Officer, and other key personnel who are not obligated to stay with us. The loss of the services of any of these individuals could harm our business and operations. In addition, as our business grows, we will need to attract and retain additional qualified personnel in a timely manner and develop, train and manage an increasing number of management level sales associates and other employees. Competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees, and increases in the federal minimum wage or other employee benefits costs could increase our operating expenses. If we are unable to attract and retain personnel as needed in the future, our net sales growth and operating results may suffer.

Our hardware and software systems are vulnerable to damage that could harm our business.

      Our success, in particular our ability to successfully manage inventory levels, largely depends upon the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at the store level, communicate customer information and aggregate daily sales information. These systems and our operations are vulnerable to damage or interruption from:

•	earthquake, fire, flood and other natural disasters;

•	power loss, computer systems failures, internet and telecommunications or data network failure, operator negligence, improper operation by or supervision of employees, physical and electronic loss of data or security breaches, misappropriation and similar events; and

•	computer viruses.

      Any failure that causes an interruption in our operations or a decrease in inventory tracking could result in reduced net sales.

If our suppliers do not provide sufficient quantities of products, our net sales and profitability could suffer.

      We purchase merchandise from over 780 vendors. Although we did not rely on any single vendor for more than 5.9% of our total purchases during the twelve months ended March 31, 2002, our dependence on principal suppliers involves risk. Our 20 largest vendors collectively accounted for 36.2% of our total purchases during the twelve months ended March 31, 2002. If there is a disruption in supply from a principal supplier or distributor, we may be unable to obtain merchandise that we desire to sell and that consumers desire to purchase. In addition, a significant portion of the products that we purchase, including those purchased from domestic suppliers, are manufactured abroad. A vendor could discontinue selling products to us at any time for reasons that may or may not be in our control. Our net sales and profitability could decline if we are unable to promptly replace a vendor who is unwilling or unable to satisfy our requirements with a vendor providing equally appealing products.

Because all of our stores rely on a single distribution center, any disruption could reduce our net sales.

      We currently rely on a single distribution center in Fontana, California. Any natural disaster or other serious disruption to this distribution center due to fire, earthquake or any other cause could damage a significant portion of our inventory and could materially impair both our ability to adequately stock our stores and our net sales and profitability. If the security measures used at our distribution center do not prevent inventory theft, our gross margin may significantly decrease. In addition, because of limited capacity at the current distribution center, we will need to build a replacement distribution center in the next 18 to 36 months. Any disruption to, or delay in, this process could harm our future operations.

Some of our compensation practices have been challenged in a complaint that, if successful, could harm our financial condition and results of operations.

      On August 9, 2001, we received a copy of a complaint filed in the California Superior Court in Los Angeles entitled Mosely, et al., v. Big 5 Corp., Case No. BC255749, alleging violations of the California Labor Code and the Business and Professions Code. This complaint was brought as a purported class action with two subclasses comprised of our California store managers and our California first assistant store managers. The plaintiffs allege that we improperly classified our store managers and first assistant store managers as exempt employees not entitled to overtime pay for work in excess of forty hours per week. They seek, on behalf of the class members, back pay for overtime allegedly not paid, statutory penalties in the amount of an additional thirty days’ wages for each employee whose employment terminated in the four years preceding the complaint and injunctive relief to require us to treat our store management as non-exempt. On February 8, 2002, we filed a joint settlement with the court. On March 27, 2002, the court entered an order preliminarily approving our proposed settlement of the class action and setting a hearing for July 15, 2002 for the purpose of granting final approval. Under the terms of the settlement, we agreed to pay $32.46 per week of active employment as store manager during August 8, 1997 through December 31, 2001, the covered period, and $25.50 per week of active employment as first assistant store manager during the covered period to each class member who submits a valid and timely claim form. We also agreed to pay attorneys’ fees, plus costs and expenses, in the amount of $690,000, as well as up to $40,000 for the cost of the settlement administrator. In addition, we agreed to pay the class representatives an additional aggregate amount of $32,500 for their service as named plaintiffs. We admit no liability or other wrongdoing with respect to the claims set forth in the lawsuit. We recorded a charge of approximately $2.5 million in the fourth quarter of fiscal 2001 to provide for expected payments to the class members as well as legal and other fees associated with the settlement. Once final approval is granted, the settlement will constitute a full and complete settlement and release of all claims related to the lawsuit. We intend to defend the case vigorously if the court does not grant final approval of the settlement agreement. If the settlement is not finally approved by the court, an adverse result in this litigation could harm our financial condition. In addition, required changes in our labor practices, as well as the costs of defending this litigation, could have a negative impact on our results of operations.

Because two equity owners of a substantial stockholder are members of the board of directors of one of our competitors, there may be conflicts of interest.

      Green Equity Investors, L.P., an affiliate of Leonard Green & Partners, L.P., holds a significant equity interest in us and also holds an equity interest in Gart Sports Company, one of our competitors. John G. Danhakl, an executive officer and equity owner of Leonard Green & Partners, L.P., currently serves on our board of directors. Jonathan Sokoloff and Jonathan Seiffer, equity owners of Leonard Green & Partners, L.P. and former members of our board of directors, currently serve on Gart Sports Company’s board of directors. Mr. Danhakl may have conflicts of interest with respect to certain matters affecting us, including the pursuit of certain business opportunities presented to Leonard Green & Partners, L.P. All potential conflicts may not be resolved in a manner that is favorable to us. We believe it is impossible to predict the precise circumstances under which future potential conflicts may arise and therefore intend to address potential conflicts on a case-by-case basis. Under Delaware law, directors have a fiduciary duty to act in good faith and in what they believe to be in the best interest of the corporation and its stockholders. Such duties include the duty to refrain from impermissible self-dealing and to deal fairly with respect to transactions in which the directors, or other companies with which such directors are affiliated, have an interest.

Risks Related to Our Industry

A downturn in the economy may affect consumer purchases of discretionary items, which could reduce our net sales.

      In general, our sales represent discretionary spending by our customers. Discretionary spending is affected by many factors, including, among others, general business conditions, interest rates, inflation, consumer debt levels, the availability of consumer credit, taxation, electricity power rates, unemployment trends and other matters that influence consumer confidence and spending. Our customers’ purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our net sales and profitability could decline.

Seasonal fluctuations in the sales of sporting goods could cause our annual operating results to suffer significantly.

      We experience seasonal fluctuations in our net sales and operating results. In fiscal 2001, we generated 27.3% of our net sales and 35.5% of our operating income in the fourth fiscal quarter, which includes the holiday selling season as well as the peak winter sports selling season. As a result, we incur significant additional expenses in the fourth fiscal quarter due to higher purchase volumes and increased staffing. If we miscalculate the demand for our products generally or for our product mix during the fourth fiscal quarter, our net sales could decline, resulting in excess inventory, which could harm our financial performance. Because a substantial portion of our operating income is derived from our fourth fiscal quarter net sales, a shortfall in expected fourth fiscal quarter net sales could cause our annual operating results to suffer significantly.

Intense competition in the sporting goods industry could limit our growth and reduce our profitability.

      The retail market for sporting goods is highly fragmented and intensely competitive. We compete directly or indirectly with the following categories of companies:

•	other traditional sporting goods stores and chains;

•	mass merchandisers, discount stores and department stores, such as Wal-Mart, Kmart, Target, JC Penney and Sears;

•	specialty sporting goods shops and pro shops, such as The Athlete’s Foot and Foot Locker;

•	sporting goods superstores, such as The Sports Authority and Gart Sports Company; and

•	internet retailers.

      Some of our competitors have a larger number of stores and greater financial, distribution, marketing and other resources than we have. In addition, if our competitors reduce their prices, it may be difficult for us to reach our net sales goals without reducing our prices. As a result of this competition, we may also need to spend more on advertising and promotion than we anticipate. If we are unable to compete successfully, our operating results will suffer.

We may incur costs from litigation or increased regulation relating to products that we sell, particularly firearms.

      We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every claim that could be asserted against us. If a successful claim were brought against us in excess of our insurance coverage, it could harm our business. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our business. In addition, our products are subject to the Federal Consumer Product Safety Act, which empowers the Consumer Product Safety Commission to protect consumers from hazardous sporting goods and other articles. The Consumer Product Safety Commission has the authority to exclude from the market certain consumer products that are found to be hazardous. Similar laws exist in some states and cities in the United States. If we fail to comply with government and industry safety standards, we may be subject to claims, lawsuits, fines and negative publicity that could harm our operating results.

      In addition, we sell firearms and ammunition, products associated with an increased risk of injury and related lawsuits. Sales of firearms and ammunition represented approximately 3.1% of our net sales during the twelve months ended March 31, 2002. We may incur losses due to lawsuits relating to our performance of background checks on firearms purchases as mandated by state and federal law or the improper use of firearms sold by us, including lawsuits by municipalities or other organizations attempting to recover costs from firearms manufacturers and retailers relating to the misuse of firearms. In addition, in the future there may be increased federal, state or local regulation, including taxation, of the sale of firearms in both our current markets as well as future markets in which we may operate. Commencement of these lawsuits against us or the establishment of new regulations could reduce our net sales and decrease our profitability.

If we fail to anticipate changes in consumer preferences, we may experience lower net sales, higher inventory markdowns and lower margins.

      Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty. These preferences are also subject to change. Our success depends upon our ability to anticipate and respond in a timely manner to trends in sporting goods merchandise and consumers’ participation in sports. If we fail to identify and respond to these changes, our net sales may decline. In addition, because we often make commitments to purchase products from our vendors up to six months in advance of the proposed delivery, if we misjudge the market for our merchandise, we may over-stock unpopular products and be forced to take inventory markdowns that could have a negative impact on profitability.

Terrorism and the uncertainty of war may harm our operating results.

      The terrorist attacks of September 11, 2001 have had a negative impact on various regions of the United States and on a wide range of industries. The terrorist attacks, as well as the United States’ war on terrorism, may have an unpredictable effect on general economic conditions and may harm our future results of operations. In the future, fears of recession, war and additional acts of terrorism may continue to impact the U.S. economy and could negatively impact our business.

Risks Related to This Offering

Our officers, directors and a substantial stockholder may be able to exert significant control over our future direction.

      After this offering, our executive officers and directors, their affiliates and Green Equity Investors, L.P., an affiliate of Leonard Green & Partners, L.P., will together control approximately 47.3% of our outstanding common stock. As a result, these stockholders, if they act together, may be able to control, as a practical matter, all matters requiring our stockholders’ approval, including the election of directors and approval of significant corporate transactions. In addition, we are a party to a stockholders agreement with Green Equity Investors, L.P. and Mr. Steven G. Miller and Mr. Robert W. Miller that will be amended effective upon the consummation of this offering. The amended agreement will entitle Green Equity Investors, L.P. to nominate one director to our board of directors for as long as it holds at least 5% of our outstanding shares. The amended agreement also provides that Mr. Steven G. Miller and Mr. Robert W. Miller will vote their shares in favor of Green Equity Investors, L.P.’s nominee and that Green Equity Investors, L.P. will vote its shares to elect Mr. Steven G. Miller and Mr. Robert W. Miller to our board of directors. We are also a party to employment agreements with Mr. Steven G. Miller and Mr. Robert W. Miller which will be amended effective upon the consummation of this offering that will require us to use our best efforts to ensure that each of them continues to be a member of our board of directors. As a result, this concentration of ownership and representation on our board of directors may delay, prevent or deter a change in control, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the company or its assets and might reduce the market price of our common stock.

The price of our common stock after this offering may be lower than the offering price you pay and may be volatile.

      Prior to this offering, our common stock has not been sold in a public market. After this offering, an active trading market in our common stock might not develop. If an active trading market develops, it may not continue. Moreover, if an active market develops, the trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies. These broad market fluctuations could adversely affect the market price of our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was negotiated with the representatives of the underwriters based upon a number of factors. The price of our common stock that will prevail in the market after this offering may be higher or lower than the offering price.

Substantial amounts of our common stock could be sold in the near future, which could depress our stock price.

      Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. All of the outstanding shares of common stock belonging to officers, directors and other stockholders are currently “restricted securities” under the Securities Act. Some of these shares will be included in the sale of shares in this offering. In addition, we will repurchase up to 413,343 shares of common stock from non-executive employees, at their option, with a portion of the proceeds from this offering. Up to 13,599,790 of the remaining shares are eligible for future sale in the public market at prescribed times pursuant to Rule 144 under the Securities Act, or otherwise. Sales of a significant number of these shares of common stock in the public market could reduce the market price of the common stock.

      Green Equity Investors, L.P. owns 5,860,973 shares of our common stock and has the right to require us to register the common stock held by it at any time pursuant to a registration rights agreement entered into in 1992. In addition, holders of up to 11,435,925 shares of our common stock, which includes the shares held by Green Equity Investors, L.P., and the holder of a warrant to acquire 486,000 shares of our common stock will have piggyback registration rights after the consummation of this offering. All of these holders, including Green Equity Investors, L.P., have agreed not to sell or otherwise dispose of any of their shares, other than those shares being sold in this offering, for a period of 180 days after the consummation of this offering. If, upon the expiration of the 180 days, Green Equity Investors, L.P. exercises its right to require us to register its shares for resale, the market price of our common stock could decline.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders.

      Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

•	a board of directors that is classified such that only one-third of directors are elected each year;

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	limitations on the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

      In addition, Section 203 of the Delaware General Corporations Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.

Investors will incur immediate and substantial dilution in the book value of their investment.

      The initial public offering price will be substantially higher than the net tangible book value per share of the outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution in the amount of $(16.33) per share, based on an assumed initial public offering price of $15.00 per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus. This means that if we were to be liquidated immediately after the offering, there may be no assets available for distribution to you after satisfaction of all of our obligations to creditors. Investors will incur additional dilution upon the exercise of the outstanding warrant.

FORWARD-LOOKING STATEMENTS

      Some of the statements under “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business”, and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue” or the negative of these terms or other comparable terminology.

      Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except as required by law, we do not intend to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results. Our forward-looking statements in this prospectus include, but are not limited to, statements relating to:

•	our business strategy;

•	our plans and ability to open new stores that are profitable;

•	our plans and ability to meet the requirements of our debt instruments and other financial commitments;

•	our estimates regarding capital requirements; and

•	any of our other plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

      Factors that may cause our actual results to differ materially from our forward-looking statements include, among others, changes in general economic and business conditions and the risks and other factors set forth in “Risk Factors” beginning on page 6.

USE OF PROCEEDS

      We expect to receive approximately $83.7 million in net proceeds from the sale of shares of our common stock in this offering based on the sale of 6.1 million shares at an assumed initial public offering price of $15.00 per share, the mid-point of the initial public offering price range set forth on the cover of this prospectus. If the underwriters exercise their over-allotment option in full, we expect our net proceeds to be approximately $92.8 million.

      We intend to use the net proceeds from this offering, in addition to drawing upon our credit facility in the approximate amount of $19.7 million, to:

•	redeem in full all of our 13.45% senior discount notes due 2008 for an aggregate redemption price of approximately $27.3 million;

•	redeem in full all outstanding shares of our redeemable Series A 13.45% senior exchangeable preferred stock for an aggregate redemption price of approximately $68.2 million, net of an agreed upon reduction described in the following paragraph; and

•	repurchase up to 413,343 shares of our common stock from our non-executive employees, at their option, at the public offering price as shown on the cover page of the final prospectus before deducting underwriting discounts and commissions, for an aggregate price of up to approximately $6.2 million.

      Green Equity Investors, L.P., as the holder of 78% of our Series A Preferred Stock, agreed to reduce the redemption price that would otherwise have been applicable to the redemption of our Series A preferred stock following the consummation of this offering by an amount sufficient to permit us to pay bonuses to our directors and executive officers in an amount equal to the discounts and commissions on the shares they sell directly or through family trusts or partnerships in this offering (approximately $1.7 million if the underwriters do not exercise their over-allotment option), as well as to repurchase shares from our other non-executive employees as described above at the offering price to the public, rather than the net price to us after deducting underwriting commissions and discounts. Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term investment grade or money market securities.

      We will not receive any of the proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

      We anticipate that we will retain all of our earnings in the foreseeable future to finance the expansion of our business and, therefore, we do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be dependent upon the ability of Big 5 Corp., our wholly owned subsidiary, to pay dividends or make cash payments or advances to us. The agreement governing our credit facility and the indenture governing our senior notes impose restrictions on Big 5 Corp.’s ability to make these payments. For example, Big 5 Corp.’s ability to pay dividends or make other distributions to us, and thus our ability to pay cash dividends on our common stock, will depend upon, among other things, its level of indebtedness at the time of the proposed dividend or distribution, whether it is in default under its financing agreements and the amount of dividends or distributions made in the past. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2002:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (1) the sale of 6,113,343 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus, (2) the repurchase of all 413,343 shares of our common stock that we may purchase from our non-executive employees at their option, (3) the other intended applications of the net proceeds and (4) borrowings of $19.7 million under our credit facility to fund in part the intended uses of proceeds described under “Use of Proceeds.”

	As of March 31, 2002

	Actual	As Adjusted

	(unaudited)

	(dollars in millions)

Total debt:

Revolving credit facility(1)	$25.0	$44.7

10.875% senior notes due 2007	103.3	103.3

13.45% senior discount notes due 2008	22.9	—

Total debt	151.2	148.0

Redeemable Series A 13.45% senior exchangeable preferred stock, $0.01 par value, authorized 350,000 shares; issued and outstanding 350,000 shares actual; no shares issued and outstanding as adjusted	59.6	—

Stockholders’ deficit:

Preferred stock, $0.01 par value, authorized 2,650,000 shares; no shares issued and outstanding actual; no shares issued and outstanding as adjusted	—	—

Common stock, $0.01 par value per share, 50,000,000 shares authorized, 15,599,790 shares issued and outstanding, actual; 21,299,790 shares issued and outstanding, as adjusted	0.2	0.2

Additional paid-in capital	7.0	84.5

Accumulated deficit	(88.1)	(101.5)

Stockholders’ deficit	(80.9)	(16.8)

Total capitalization	$129.9	$131.2

(1)	As of March 31, 2002, on an actual basis, there was $80.8 million available for additional borrowings under our revolving credit facility.

DILUTION

      The net tangible book value of our common stock on March 31, 2002 was $(92.5) million, or approximately $(5.93) per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities and redeemable preferred stock, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of shares at an assumed initial public offering price of $15.00 per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value at March 31, 2002 would have been approximately $(28.4) million, or $(1.33) per share. This represents an immediate increase in net tangible book value of $4.60 per share to existing stockholders and an immediate dilution in net tangible book value of $(16.33) per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$15.00

Net tangible book value per share at March 31, 2002	$(5.93)

Increase per share attributable to this offering	$4.60

As adjusted net tangible book value per share after this offering		$(1.33)

Dilution per share to new investors		$(16.33)

      The following table summarizes, on an as adjusted basis, as of March 31, 2002, the total number of shares of our common stock, the total consideration paid and the average price per share paid by existing stockholders and by the new investors in this offering, calculated before deducting the estimated underwriting discounts and commissions and offering expenses:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	15,599,790	73.2%	7,214,000	7.0%	0.46

New investors, net of repurchases	5,700,000	26.8%	85,500,000	92.2%	15.00

Total	21,299,700	100%	92,714,000	100%	4.35

      The foregoing discussion and tables assume (1) no exercise by the underwriters of their over-allotment option, (2) no exercise of the outstanding warrant for 486,000 shares of our common stock that is exercisable at $0.00123 per share and (3) the repurchase of 413,343 shares of our common stock from our non-executive employees. In addition, there are 3,645,000 shares reserved for issuance under our 2002 stock incentive plan. To the extent the over-allotment option or the outstanding warrant is exercised, or any shares under the 2002 stock incentive plan are issued, there may be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The selected data presented below under the captions “Statements of Operations Data” and “Balance Sheet Data” for, and as of the end of, the fiscal years ended December 28, 1997, January 3, 1999, January 2, 2000, December 31, 2000 and December 30, 2001 are derived from our audited consolidated financial statements, which financial statements have been audited by KPMG LLP, independent auditors. The consolidated financial statements as of December 31, 2000 and December 30, 2001 and for each of the years ended January 2, 2000, December 31, 2000 and December 30, 2001 and the report thereon are included elsewhere in this prospectus. The selected data presented below for the 13 weeks ended April 1, 2001 and March 31, 2002 and as of March 31, 2002 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for these periods and as of such date. Our results for interim periods are not indicative of our results for a full year’s operations. The information presented below under the captions “Store Data” and “Other Financial Data” is unaudited. You should read the following tables in conjunction with the consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

						13 Weeks Ended
	Fiscal Years(1)
						April 1,	March 31,
	1997	1998	1999	2000	2001	2001	2002

						(unaudited)

	(dollars and shares in thousands,
	except per share and store data)

Statements of Operations Data:

Net sales	$443,541	$491,430	$514,324	$571,476	$622,481	$143,179	$157,133

Cost of goods sold, buying and occupancy	298,893	330,243	341,852	377,040	407,679	95,342	102,126

Gross profit	144,648	161,187	172,472	194,436	214,802	47,837	55,007

Selling and administrative	113,433	122,057	131,222	144,703	160,044	38,252	42,115

Litigation settlement	—	—	—	—	2,515	—	—

Depreciation and amortization	8,176	8,890	9,479	9,340	10,031	2,574	2,361

Operating income	23,039	30,240	31,771	40,393	42,212	7,011	10,531

Interest expense, net	12,879	22,975	21,574	22,008	19,629	5,225	4,483

Income before income taxes and extraordinary gain	10,160	7,265	10,197	18,385	22,583	1,786	6,048

Income taxes	(174)	2,838	4,000	7,324	9,218	743	2,479

Income before extraordinary gain	10,334	4,427	6,197	11,061	13,365	1,043	3,569

Extraordinary gain (loss) from early extinguishment of debt, net of income taxes(2)	(1,597)	79	(372)	87	1,600	1,600	(39)

Net income	8,737	4,506	5,825	11,148	14,965	2,643	3,530

Redeemable preferred stock dividends	1,763	5,036	5,621	6,400	7,284	1,750	1,964

Net income (loss) available to common stockholders	$6,974	$(530)	$204	$4,748	$7,681	$893	$1,566

Earnings (loss) per share:

Basic	$0.23	$(0.03)	$0.01	$0.30	$0.49	$0.06	$0.10

Diluted	$0.21	$(0.03)	$0.01	$0.30	$0.48	$0.06	$0.10

Shares used to calculate earnings per share:

Basic	30,143	15,667	15,612	15,608	15,604	15,605	15,601

Diluted	33,837	15,667	16,098	16,094	16,090	16,091	16,087

Store Data:

Same store sales increase(3)	6.6%	5.2%	2.0%	6.6%	4.9%	6.1%	6.6%

Net sales per gross square foot(4)	$196	$206	$203	$217	$224	$53	$55

End of period stores	210	221	234	249	260	249	261

Average net sales per store(5)	$2,218	$2,324	$2,285	$2,405	$2,448	$570	$603

Other Financial Data:

Gross margin	32.6%	32.8%	33.5%	34.0%	34.5%	33.4%	35.0%

Adjusted EBITDA(6)	$34,517	$39,130	$41,250	$49,733	$54,758	$9,585	$12,892

Adjusted EBITDA margin(7)	7.8%	8.0%	8.0%	8.7%	8.8%	6.7%	8.2%

Cash flow provided by (used in) operating activities	$(408)	$30,561	$15,599	$19,857	$31,521	$(9,985)	$3,536

Cash flow used in investing activities	(5,151)	(8,500)	(13,075)	(11,602)	(10,510)	(1,483)	(1,151)

Cash flow provided by (used in) financing activities	10,554	(25,398)	(3,888)	(9,593)	(16,899)	11,067	(3,577)

Balance Sheet Data:

Cash and cash equivalents	$9,792	$6,455	$5,091	$3,753	$7,865	$3,352	$6,673

Net working capital(8)	83,087	66,873	71,289	69,427	66,292	80,463	67,419

Total assets	229,414	222,502	233,562	253,078	252,528	255,511	252,791

Total debt	198,286	176,591	178,446	172,098	153,351	180,684	151,193

Redeemable preferred stock	35,000	39,866	45,408	51,721	58,911	54,387	59,550

Stockholders’ deficit	(94,510)	(95,102)	(94,902)	(90,156)	(82,476)	(91,929)	(80,911)

(1)	Our fiscal year is the 52 or 53 week reporting period ending on the Sunday closest to the calendar year end. Fiscal 1998 consisted of 53 weeks as compared to 52 weeks for each of fiscal years 1997, 1999, 2000 and 2001.

(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impact of New Accounting Pronouncements — SFAS No. 145.”

(3)	Same store sales data for a period presented reflect stores open throughout that period as well as the corresponding prior period.

(4)	Net sales per gross square foot is calculated by dividing net sales for stores open the entire period by the total gross square footage for those stores.

(5)	Average net sales per store is calculated by dividing net sales for stores open the entire period by total store count for stores open the entire period.

(6)	EBITDA is net income before extraordinary items, interest, taxes, depreciation and amortization. In fiscal 1997, adjusted EBITDA is EBITDA adjusted to exclude non-recurring transaction-related expenses of approximately $3.3 million and in fiscal 2001, adjusted EBITDA is EBITDA adjusted to exclude accrued litigation expenses of approximately $2.5 million relating to the exempt status of certain of our store managers. EBITDA and adjusted EBITDA are not measures of financial performance under generally accepted accounting principles, or GAAP. Although EBITDA and adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, we understand that EBITDA and adjusted EBITDA are widely used by financial analysts as a measure of financial performance. Our calculation of EBITDA and adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

The calculation of EBITDA and Adjusted EBITDA are shown below (dollars in thousands):

						13 Weeks Ended
	Fiscal Years
						April 1,	March 31,
	1997	1998	1999	2000	2001	2001	2002

						(unaudited)

Operating income*	$23,039	$30,240	$31,771	$40,393	$42,212	$7,011	$10,531

Depreciation and amortization	8,176	8,890	9,479	9,340	10,031	2,574	2,361

EBITDA	31,215	39,130	41,250	49,733	52,243	9,585	12,892

Transaction costs	3,302	—	—	—	—	—	—

Litigation settlement	—	—	—	—	2,515	—	—

Adjusted EBITDA	$34,517	$39,130	$41,250	$49,733	$54,758	$9,585	$12,892

*	Operating income is net income before extraordinary items, interest and taxes.

(7)	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by net sales.

(8)	Net working capital is defined as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      Throughout this section, our fiscal years ended January 2, 2000, December 31, 2000 and December 30, 2001 are referred to as 1999, 2000 and 2001, respectively. The following discussion and analysis of our financial condition and results of operations for 1999, 2000 and 2001 and the 13 weeks ended April 1, 2001 and March 31, 2002 should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risk and uncertainties. You should review the “Risk Factors” set forth elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

Overview

      We are the leading sporting goods retailer in the western United States, operating 261 stores in 10 states under the name “Big 5 Sporting Goods.” We provide a full-line product offering of over 25,000 stock keeping units in a traditional sporting goods store format that averages 11,000 square feet. Our product mix includes athletic shoes, apparel and accessories, as well as a broad selection of outdoor and athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, snowboarding and in-line skating. We believe over the past 47 years we have developed a reputation with the competitive and recreational sporting goods customer as a convenient neighborhood sporting goods retailer that consistently delivers value on quality merchandise.

      Throughout our 47 year history, we have emphasized controlled growth. The following table summarizes our store count for the periods presented:

				13 Weeks Ended
	Fiscal Year
				April 1,	March 31,
	1999	2000	2001	2001	2002

				(unaudited)

Big 5 Sporting Goods stores

Beginning of period	221	234	249	249	260

New stores(1)	15	15	15	2	1

Stores relocated	(1)	—	(4)	(2)	—

Stores closed	(1)	—	—	—	—

End of period	234	249	260	249	261

(1)	Stores that are relocated during any period are classified as new stores.

Basis of Reporting

Net Sales

      Net sales consists of sales from all stores operated during the period presented, net of merchandise returns. Same store sales for a period reflect net sales from stores operated throughout that period as well as the corresponding prior period. New store sales for a period reflect net sales from stores opened in that period as well as net sales from stores opened during the prior fiscal year. Stores that are relocated during any period are treated as new stores.

Gross Profit

      Gross profit is comprised of net sales less all costs of sales, including the cost of merchandise, inventory markdowns, inventory shrinkage, inbound freight, distribution and warehousing, payroll for our buying personnel and store and corporate office occupancy costs. Store and corporate office occupancy costs include rent, contingent rents, common area maintenance, real estate property taxes and property insurance.

Selling and Administrative

      Selling and administrative includes store management and corporate expenses, including non-buying personnel payroll, employment taxes, employee benefits, management information systems, advertising, insurance other than property insurance, legal, store pre-opening expenses and other corporate level expenses. Store pre-opening expenses include store-level payroll, grand opening event marketing, travel, supplies and other store opening expenses.

Depreciation and Amortization

      Depreciation and amortization consists primarily of the depreciation of leasehold improvements, fixtures and equipment owned by us, amortization of leasehold interest and goodwill and non-cash rent expense.

Discussion of Critical Accounting Policies

      In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition.

Valuation of Inventory

      We value our inventories at the lower of cost or market using the weighted average cost method that approximates the first-in, first-out (FIFO) method. Management has evaluated the current level of inventories in comparison to planned sales volume and other factors and, based on this evaluation, has recorded adjustments to cost of goods sold for estimated decreases in inventory value. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual results if future economic conditions, consumer demand and competitive environments differ from our expectations. We are not aware of any events or changes in demand or price that would indicate to us that our inventory valuation may be too high at this time.

Valuation of Long-Lived Assets

      Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by us to be generated by these assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. We are not aware of any events or changes in circumstances that would indicate to us that our long-lived assets are over-valued or that would require an impairment consideration at this time.

Results of Operations

      The following table sets forth selected items from our statements of operations as a percentage of our net sales for the periods indicated:

				13 Weeks Ended
	Fiscal Year
				April 1,	March 31,
	1999	2000	2001	2001	2002

				(unaudited)

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%

Costs of sales	66.5	66.0	65.5	66.6	65.0

Gross profit	33.5	34.0	34.5	33.4	35.0

Selling and administrative	25.5	25.3	25.7	26.7	26.8

Litigation settlement	—	—	0.4	—	—

Depreciation and amortization	1.8	1.6	1.6	1.8	1.5

Operating income	6.2	7.1	6.8	4.9	6.7

Interest expense, net	4.2	3.9	3.2	3.7	2.9

Income before income tax expense	2.0	3.2	3.6	1.2	3.8

Income tax expense	0.8	1.3	1.5	0.5	1.5

Extraordinary gain/(loss)	(0.1)	0.0	0.3	1.1	0.0

Net income	1.1%	1.9%	2.4%	1.8%	2.3%

13 Weeks Ended March 31, 2002 Compared to 13 Weeks Ended April 1, 2001

      Net Sales. Net sales increased by $13.9 million, or 9.7%, to $157.1 million in the first 13 weeks of 2002 from $143.2 million in the first 13 weeks of 2001. This growth reflected an increase of $9.3 million in same store sales and an increase of $6.7 million in new store sales, which reflected the opening of one new store during the first 13 weeks of 2002 and 15 new stores in fiscal 2001. The remaining variance was attributable to net sales from closed stores. Same store sales increased 6.6% in the first 13 weeks of 2002 versus the first 13 weeks of 2001, representing the twenty-fifth consecutive quarterly increase in same store sales over comparable prior periods. The increase in same store sales was primarily attributable to higher sales in the majority of our merchandise categories. Store count at the end of the first 13 weeks of 2002 was 261 versus 249 at the end of the first 13 weeks of 2001. We opened one new store in the first 13 weeks of 2002 and two new stores, both of which were replacement stores, in the first 13 weeks of 2001.

      Gross Profit. Gross profit increased by $7.2 million, or 15.0%, to $55.0 million in the first 13 weeks of 2002 from $47.8 million in the first 13 weeks of 2001. Gross profit margin was 35.0% in the first 13 weeks of 2002 compared to 33.4% in the first 13 weeks of 2001. We were able to achieve higher gross profit margins primarily due to improved selling margins in the majority of our product categories as well as increased same store sales, which caused store occupancy costs as a percentage of sales to decrease.

      Selling and Administrative. Selling and administrative expenses increased by $3.8 million, or 10.1%, to $42.1 million in the first 13 weeks of 2002 from $38.3 million in the first 13 weeks of 2001. The increase was primarily due to a $1.9 million increase in store personnel expenses associated with supporting increased sales, new store openings and increased employee health benefit costs. Other factors impacting the increase included higher other store related costs of $0.4 million primarily related to increased expenses due to electric utility rate increases in our California markets, and an increase of $1.2 million in advertising costs that resulted primarily from increased advertising during parts of the first 13 weeks of 2002 and new store openings. When measured as a percentage of net sales, selling and administrative expenses were 26.8% in the first 13 weeks of 2002 compared to 26.7% in the first 13 weeks of 2001.

      Depreciation and Amortization. Depreciation and amortization expense decreased by $0.2 million, or 8.3%, to $2.4 million in the first 13 weeks of 2002 from $2.6 million in the first 13 weeks of 2001 as a result of certain assets having been fully depreciated and the implementation of SFAS No. 142, Goodwill and Other Intangible Assets, effective December 31, 2001, which reduced amortization expense by $0.1 million in 2002.

      Interest Expense, net. Interest expense, net decreased by $0.7 million, or 14.2%, to $4.5 million in the first 13 weeks of 2002 from $5.2 million in the first 13 weeks of 2001. This decrease reflected lower average daily debt balances and lower average interest rates related to our credit facility in the first 13 weeks of 2002 versus the first 13 weeks of 2001.

      Income Taxes. Provision for income taxes was $2.5 million for the first 13 weeks of 2002 and $0.7 million for the first 13 weeks of 2001. Our effective income tax rate for the first 13 weeks of 2002 was 41.0% compared to 41.6% for the first 13 weeks of 2001. Income taxes are based upon the estimated effective tax rate for the entire fiscal year applied to pre-tax income for the year. The effective rate is subject to ongoing evaluation by management.

      Extraordinary Gain/(Loss) From Early Extinguishment of Debt. We incurred an extraordinary loss of less than $0.1 million, net of taxes for the first 13 weeks of 2002, in connection with the repurchase of $2.8 million face value of our senior discount notes and $0.5 million face value of our senior notes. We incurred an extraordinary gain of $1.6 million, net of taxes, for the first 13 weeks of 2001, in connection with the repurchase of $12.5 million face value of our senior discount notes.

Fiscal 2001 Compared to Fiscal 2000

      Net sales. Net sales increased by $51.0 million, or 8.9%, to $622.5 million in 2001 from $571.5 million in 2000. This growth reflected an increase of $27.1 million in same store sales and an increase of $29.0 million in new store sales, which reflected the opening of 15 new stores during each of 2001 and 2000. The remaining variance was attributable to net sales from closed stores. Same store sales increased 4.9% for 2001 versus 2000. The increase in same store sales was primarily attributable to higher sales in the majority of our merchandise categories other than the skate category, which includes scooters. Sales during the last half of 2000 benefited significantly from the sale of scooters. We did not realize comparable scooter sales in 2001 and do not expect to do so in the future. Excluding scooter sales, net sales increased 10.2% and same store sales increased 6.2% for 2001. Store count at the end of 2001 was 260 versus 249 at the end of 2000 as we opened 15 new stores, of which four were replacement stores. We achieved positive same store sales of 3.9% during the fourth quarter of 2001. Excluding scooter sales, same store sales increased 7.3% for the fourth quarter in 2001.

      Gross Profit. Gross profit increased by $20.4 million, or 10.5%, to $214.8 million in 2001 from $194.4 million in 2000. Gross profit margin was 34.5% in 2001 compared to 34.0% in 2000. We were able to achieve higher gross profit margins primarily due to improved selling margins in the majority of our product categories as well as increased same store sales, which caused store occupancy costs as a percentage of sales to decrease.

      Selling and Administrative. Selling and administrative expenses increased by $15.3 million, or 10.6%, to $160.0 million in 2001 from $144.7 million in 2000. The increase was primarily due to a $10.1 million increase in store personnel and other store related expenses associated with supporting increased sales, new store openings, an increase in the minimum wage, regional hiring pressures during much of the year and increased expenses related to electric utility rate increases primarily in our California markets. Other factors impacting the increase included an increase of $2.5 million in advertising costs that resulted primarily from increased advertising during parts of 2001 and new store openings, and a $0.9 million expense related to added store labor hours allocated to implement our new point-of-sale systems. When measured as a percentage of net sales, selling and administrative expenses were 25.7% in 2001 compared to 25.3% in 2000.

      Litigation Settlement. On December 14, 2001, we reached a preliminary settlement of a class action lawsuit that alleged that we improperly classified our California store managers and first assistant store managers as exempt employees not entitled to overtime pay for work in excess of forty hours per week.

We accrued $2.5 million to cover estimated payments to class members as well as legal and other fees associated with the preliminary settlement of this complaint.

      Depreciation and Amortization. Depreciation and amortization expense increased by $0.7 million, or 7.4%, to $10.0 million in 2001 from $9.3 million in 2000. The increase was primarily due to added depreciation and amortization related to expenditures for the growth in our store base in 2001, as well as depreciation and amortization related to expenditures for our new point-of-sale register systems.

      Interest Expense, net. Interest expense, net decreased by $2.4 million, or 10.9%, to $19.6 million in 2001 from $22.0 million in 2000. This decrease reflected the January 2001 repurchase of $12.5 million face value of our senior discount notes using lower cost borrowings from our credit facility, lower average daily debt balances in 2001 and lower average interest rates related to our credit facility in 2001 versus 2000.

      Income Taxes. Provision for income taxes was $9.2 million for 2001 and $7.3 million for 2000. Our effective income tax rate for 2001 was 40.8% as compared to 39.8% for 2000. Income taxes are based upon the estimated effective tax rate for the entire year applied to pre-tax income for the year. The effective rate is subject to ongoing evaluation by management.

      Extraordinary Gain from Early Extinguishment of Debt. We incurred an extraordinary gain of $1.6 million, net of taxes, for 2001, in connection with the repurchase of $12.5 million face value of our senior discount notes. We incurred an extraordinary gain of $0.1 million, net of taxes, for 2000, in connection with the repurchase of $7.8 million face value of our senior notes.

Fiscal 2000 Compared to Fiscal 1999

      Net Sales. Net sales increased by $57.2 million, or 11.1%, to $571.5 million in 2000 from $514.3 million in 1999. This growth reflected an increase of $33.3 million in same store sales and an increase of $26.0 million in new store sales, which reflected the opening of 15 stores during each of 2000 and 1999. The remaining variance was attributable to net sales from closed stores. Same store sales increased by 6.6% in 2000. The increase in same store sales was primarily attributable to higher net sales in the majority of our merchandise categories led by growth in the exercise, skating (including scooters), winter apparel, golf, water sports and snowboard equipment categories. The increase in same store sales was in part due to a significant increase in the sale of scooters during the second half of 2000. Excluding scooter sales, net sales increased 9.3% and same store sales increased 4.9% for 2000.

      Gross Profit. Gross profit increased by $21.9 million, or 12.7%, to $194.4 million in 2000 from $172.5 million in 1999. Gross profit was 34.0% of net sales in 2000 compared to 33.5% in 1999. We were able to achieve higher gross margins in the majority of our product categories in 2000.

      Selling and Administrative. Selling and administrative increased by $13.5 million, or 10.3%, to $144.7 million in 2000 from $131.2 million in 1999. The increase was primarily due to a $6.2 million increase in store personnel expenses and a $2.1 million increase in other store related costs associated with supporting increased sales and new store openings, as well as a $2.9 million increase in advertising expenses that resulted primarily from increased advertising during parts of 2000 and new store openings. Selling and administrative was 25.3% of net sales in 2000 compared to 25.5% in 1999. The decrease resulted from the 6.6% increase in same store sales that allowed us to leverage certain costs included in selling and administrative.

      Depreciation and Amortization. Depreciation and amortization decreased by $0.2 million, or 1.5%, to $9.3 million in 2000 from $9.5 million in 1999. This decrease resulted primarily from the completion in the fourth quarter of 1999 of depreciation of fixed assets related to our original acquisition by Green Equity Investors, L.P. and management in 1992 and a decrease in non-cash rent expense. These decreases were partially offset by added depreciation and amortization related to expenditures for the growth in our store base during 2000, with store count growing from 234 at the end of 1999 to 249 at the end of 2000.

      Interest Expense, net. Interest expense, net increased by $0.4 million, or 2.0%, to $22.0 million in 2000 from $21.6 million in 1999. This increase was primarily due to higher interest rates on our credit facility in 2000 versus 1999 and accretion on our senior discount notes. This increase was partially offset by lower average debt balances for our credit facility and senior notes in 2000 versus 1999.

      Income Taxes. Provision for income taxes was $7.3 million in 2000 and $4.0 million in 1999. Our effective income tax rate for 2000 was 39.8% as compared to 39.2% for 1999.

      Extraordinary Gain/(Loss) From Early Extinguishment of Debt. We incurred an extraordinary gain of $0.1 million, net of taxes in 2000, in connection with the repurchase of $7.8 million face value of our senior notes. We incurred an extraordinary loss of $0.4 million, net of taxes, in 1999, in connection with the repurchase of $19.1 million of our senior notes and $2.5 million face value of our senior discount notes.

Unaudited Quarterly Operating Results

      The following table sets forth, for the periods indicated, our results of operations and selected items in our consolidated statements of operations as a percentage of total year results and as a percentage of net sales. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited financial statements appearing elsewhere in this prospectus. In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Fiscal 2000				Fiscal 2001				Fiscal 2002

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1

	(dollars in thousands)

Results of operations:

Net sales	$129,712	$137,271	$146,169	$158,324	$143,179	$151,456	$158,085	$169,761	$157,133

Gross profit	42,888	48,394	48,913	54,241	47,837	53,609	52,956	60,400	55,007

Selling and administrative	34,941	36,167	37,060	36,535	38,252	40,537	40,888	40,367	42,115

Litigation settlement	—	—	—	—	—	—	—	2,515	—

Depreciation and amortization	2,329	2,317	2,325	2,369	2,574	2,570	2,364	2,523	2,361

Operating income	5,618	9,910	9,528	15,337	7,011	10,502	9,704	14,995	10,531

Net income	134	2,598	2,422	5,994	2,643	3,257	2,945	6,120	3,530

Same store sales increase	6.2%	5.0%	7.2%	8.1%	6.1%	5.8%	3.8%	3.9%	6.6%
Percentage of total year:(1)

Net sales	22.7%	24.0%	25.6%	27.7%	23.0%	24.3%	25.4%	27.3%	NA

Operating income	13.9%	24.5%	23.6%	38.0%	16.6%	24.9%	23.0%	35.5%	NA

Percentage of net sales:

Gross profit	33.1%	35.3%	33.5%	34.3%	33.4%	35.4%	33.5%	35.6%	35.0%

Selling and administrative	26.9%	26.3%	25.4%	23.1%	26.7%	26.8%	25.9%	23.8%	26.8%

Litigation settlement	—	—	—	—	—	—	—	1.5%	—

Operating income	4.3%	7.2%	6.5%	9.7%	4.9%	6.9%	6.1%	8.8%	6.7%

(1)	Percentages may not add to 100.0% due to rounding.

      We have experienced, and expect to continue to experience, fluctuations in our quarterly operating results. Although there are numerous factors that can contribute to these fluctuations, the principal factor is seasonality in the fourth fiscal quarter, which includes a seasonal weather change from fall to winter, the holiday selling season and the peak winter sports selling season.

Liquidity and Capital Resources

      Our principal liquidity requirements are for working capital and capital expenditures. We fund our liquidity requirements with cash flow from operations and borrowings under our credit facility.

      Net cash provided by operating activities was $3.5 million for the 13 weeks ended March 31, 2002 versus net cash used in operating activities of $10.0 million for the 13 weeks ended April 1, 2001. Net cash provided by operating activities for the years 2001, 2000 and 1999 was $31.5 million, $19.9 million and $15.6 million. The increases for the 13 weeks ended March 31, 2002 versus the 13 weeks ended

April 1, 2001, 2001 versus 2000 and 2000 versus 1999 primarily reflected higher net income and more efficient management of working capital.

      Capital expenditures for the 13 weeks ended March 31, 2002 and April 1, 2001 were $1.2 million and $1.5 million. Capital expenditures for the years 2001, 2000 and 1999 were $10.5 million, $11.6 million and $13.1 million. The variances were primarily attributable to the opening of new stores as well as the timing of expenditures related to our new point-of-sale store register systems. We expended $0.5 million on hardware and software to complete this project during 2001, $2.2 million in 2000 and $2.5 million in 1999. We expect capital expenditures for the remainder of 2002 will range from approximately $9 million to $11 million, primarily to fund the opening of approximately 13 to 15 new stores, store maintenance and remodels, warehouse and headquarters maintenance and systems related expenditures.

      Net cash used in financing activities was $3.6 million for the 13 weeks ended March 31, 2002 versus net cash provided by financing activities of $11.1 million for the 13 weeks ended April 1, 2001. Net cash used in financing activities for the years 2001, 2000 and 1999 were $16.9 million, $9.6 million and $3.9 million. We repurchased $19.1 million face value of our senior notes and $2.5 million face value of our senior discount notes during 1999. We repurchased $7.8 million face value of our senior notes during 2000. We repurchased $12.5 million face value of our senior discount notes during 2001. We repurchased $0.5 million face value of our senior notes and $2.8 million face value of our senior discount notes in February 2002. We anticipate using a portion of our net proceeds from this offering to redeem all of the remaining senior discount notes. At March 31, 2002, we had $80.8 million available for additional borrowings under our credit facility.

      We believe we will be able to fund our future cash requirements for operations from operating cash flows, cash on hand and borrowings under our credit facility. We believe these sources of funds will be sufficient to continue our operations and planned capital expenditures and satisfy our scheduled payments under debt obligations for at least the next twelve months. However, our ability to satisfy such obligations depends upon our future performance, which, in turn, is subject to general economic conditions and regional risks, and to financial, business and other factors affecting our operations, including factors beyond our control.

      Our principal future obligations and commitments as of March 31, 2002, excluding periodic interest payments, include the following:

	Payments Due by Period

			1-3	4-5	After 5
	Total	1 Year	Years	Years	Years

	(in thousands)

Long-term debt	$103,645	$—	$—	$—	$103,645

Operating leases commitments	266,824	33,350	65,135	54,814	113,525

Credit facility	25,022	—	25,022	—	—

Letters of credit	3,435	3,435	—	—	—

Total	$398,926	$36,785	$90,157	$54,814	$217,170

      Long-term debt consists of our senior notes that mature on November 13, 2007. We expect to repay the senior notes by the maturity date using a combination of drawings under our existing or replacement credit facility, expansion of our credit facility or replacement credit facility and the issuance of debt or equity securities. Long-term debt excludes our senior discount notes and Series A preferred stock, both of which we intend to redeem with a portion of the proceeds from this offering.

      Operating lease commitments consist principally of leases for our retail store facilities, distribution center and corporate offices. These leases frequently include options which permit us to extend the terms beyond the initial fixed lease term. We intend to renegotiate these leases as they expire. Payments for these lease commitments are provided for by cash flows generated from operations.

      The credit facility provides for a maximum facility of $125.0 million, subject to certain borrowing base limitations. The credit facility may be terminated by the lenders by giving at least 90 days prior written notice before any anniversary date commencing with its anniversary date in March 2003. We may terminate the credit facility at any time upon 30 days prior written notice, provided that we are required to pay an early termination fee if we terminate prior to March 31, 2003. We plan to make additional borrowings or pay down the credit facility based on our cash flow requirements. We may re-negotiate our credit facility prior to the expiration date depending on our future capital needs and the availability of alternative sources of financing.

      If we fail to make any required payment under our credit facility or the indenture governing our senior notes or if we otherwise default under these instruments, our debt may be accelerated under these instruments. This acceleration could also result in the acceleration of other indebtedness that we may have outstanding at that time.

      If we are unable to generate sufficient cash flow from operations to meet our obligations and commitments, we will be required to refinance or restructure our indebtedness or raise additional debt or equity capital. Additionally, we may be required to sell material assets or operations or delay or forego expansion opportunities. We might not be able to effect these alternative strategies on satisfactory terms, if at all.

Impact of New Accounting Pronouncements

SFAS Nos. 141 and 142

      In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We adopted SFAS No. 141 effective July 1, 2001.

      SFAS No. 142 required us to evaluate our existing intangible assets and goodwill that were acquired in purchase business combinations and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. We were required to reassess the useful lives and residual values of all intangible assets acquired and make any necessary amortization period adjustments by the end of the first interim period after adoption. If an intangible asset is identified as having an indefinite useful life, we were required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. We adopted SFAS No. 142 effective December 31, 2001 with no cumulative effect of a change in accounting principle and no material effect on our results of operations.

      In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the statement required us to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, we identified our reporting units and determined the carrying value of each reporting unit by assigning our assets and liabilities, including our existing goodwill and intangible assets, to those reporting units as of December 30, 2001. We then determined that the fair value of each reporting unit exceeded the carrying amount. We adopted SFAS No. 142 effective December 31, 2001 with no cumulative effect of a change in accounting principle and no material effect on our results of operations.

      As of the date of adoption of SFAS No. 142, we had net unamortized goodwill in the amount of approximately $4.4 million and unamortized identifiable intangible assets in the amount of approximately $7.6 million. Amortization expense related to goodwill was approximately $0.25 million for each of 2001, 2000 and 1999. We adopted SFAS No. 142 effective December 31, 2001 with no cumulative effect of a change in accounting principle.

SFAS No. 144

      On October 31, 2001, the FASB issued SFAS No. 144, Accounting for the Disposal of Long-Lived Assets (SFAS No. 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and is effective for fiscal years beginning after December 15, 2001. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. We adopted SFAS No. 144 effective December 31, 2001 with no material impact on our financial position or results of operation.

SFAS No. 145

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which requires that the extinguishment of debt not be considered an extraordinary item under APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria in APB 30. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 and upon adoption, companies must reclassify prior period items which do not meet the extraordinary item classification criteria in APB 30. The adoption of SFAS No. 145 is not expected to have a material impact on the Company’s financial condition or results of operations, although it will result in a reclassification of the Company’s extraordinary items.

Impact of Inflation

      We do not believe that inflation has a material impact on our earnings from operations.

Quantitative and Qualitative Disclosures About Market Risks

      We are subject to risks resulting from interest rate fluctuations since interest on our borrowings under our credit facility are based on variable rates. If the LIBOR rate were to increase 1.0% in 2002 as compared to the rate at March 31, 2002, our interest expense for 2002 would increase $0.25 million based on the outstanding balance of our credit facility at March 31, 2002. We do not hold any derivative instruments and do not engage in hedging activities.

BUSINESS

Overview

      We are the leading sporting goods retailer in the western United States, operating 261 stores in 10 states under the name “Big 5 Sporting Goods.” We provide a full-line product offering of over 25,000 stock keeping units in a traditional sporting goods store format that averages 11,000 square feet. Our product mix includes athletic shoes, apparel and accessories, as well as a broad selection of athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, snowboarding and in-line skating.

      We believe that over the past 47 years we have developed a reputation with the competitive and recreational sporting goods customer as a convenient neighborhood sporting goods retailer that consistently delivers value on quality merchandise. Our stores carry a wide range of products at competitive prices from well-known brand name manufacturers, including Nike, Reebok, adidas, New Balance, Wilson, Spalding and Columbia. We also offer brand name merchandise produced exclusively for us, private label merchandise and specials on quality items we purchased through opportunistic buys of vendor over-stock and close-out merchandise. We reinforce our value reputation through weekly print advertising in major and local newspapers and mailers designed to generate customer traffic, drive net sales and build brand awareness.

      Robert W. Miller co-founded our business in 1955 with the establishment of five retail locations in California. We sold World War II surplus items until 1963, when we began focusing exclusively on sporting goods and changed our trade name to “Big 5 Sporting Goods.” In 1971, we were acquired by Thrifty Corporation, which was subsequently purchased by Pacific Enterprises. In 1992, management bought what is now our wholly owned operating subsidiary in conjunction with Green Equity Investors, L.P., an affiliate of Leonard Green & Partners, L.P. In 1997, Robert W. Miller, Steven G. Miller and Green Equity Investors, L.P. recapitalized our company so that the majority of our common stock would be owned by our management and employees.

      Our accumulated management experience and expertise in sporting goods merchandising, advertising, operations and store development have enabled us to generate consistent, profitable growth. As of March 31, 2002, we have realized 25 consecutive quarterly increases in same store sales over comparable prior periods. All but one of our stores have generated positive store-level operating profit in each of the past five fiscal years. For the twelve months ended March 31, 2002, we generated net sales of $636.4 million and adjusted EBITDA of $58.1 million. From 1997 through the twelve months ended March 31, 2002, our net sales and adjusted EBITDA increased at compounded annual growth rates of 8.9% and 13.0%. We believe our success can be attributed to one of the most experienced management teams in the sporting goods industry, a value-based, execution-driven operating philosophy, a controlled growth strategy and a proven business model.

      We are a holding company incorporated in Delaware on October 31, 1997. We conduct our business through Big 5 Corp., a wholly owned subsidiary incorporated in Delaware on October 27, 1997.

Our Strengths

      We believe we have been successful due to the following competitive strengths:

      Leading Position in Established Markets. We are the market leader in the western United States, operating almost four times as many stores in California, and more than twice as many stores in each of Washington, Oregon, Arizona and Nevada, as any of our full-line sporting goods competitors. This deep penetration of our established markets results in high customer awareness of the Big 5 Sporting Goods name and frequent visits to our conveniently located stores. More sporting goods shoppers identified Big 5 Sporting Goods as the place they purchased sporting goods in the greater Los Angeles area than any other store, according to the most recent Los Angeles Times Sporting Goods Survey, which was in 1999. The survey included specialty sporting goods stores such as Foot Locker and Champs, mass merchandisers such as Target and Kmart, and local sporting goods superstores such as Sport Chalet and Sportmart. Surveys in several of our other major metropolitan markets confirm our leading position as a preferred shopping destination for sporting goods.

      Proven Store Format. Our typical store averages 11,000 square feet, is conveniently located near our target customers in either a free-standing location or a multi-store shopping center and is designed to minimize operating and maintenance costs. Our format enables us to have substantial flexibility regarding new store locations. We have successfully operated stores in major metropolitan areas and in areas with as few as 60,000 people. Our format differentiates us from superstores that typically average over 35,000 square feet, require larger target markets, are more expensive to operate and require higher net sales per store for profitability. Our format has also resulted in productivity that we believe is among the highest of any full-line sporting goods retailer, with net sales per gross square foot of approximately $226 for the twelve months ended March 31, 2002.

      Superior Merchandising Capabilities. We have developed considerable expertise in identifying, stocking and selling a broad assortment of full-line sporting goods at competitive prices. We differentiate our product offering by editing our assortment to carry an extensive range of categories but only a selected number of different products in any one category. This effective merchandise mix allows us to offer attractive values to our customers while providing our customers the ability to comparison shop within a category. Our merchandise mix also allows us to minimize inventory levels and maximize shelf space for items we believe will provide attractive returns on investment. Our buyers average 17 years of experience with us and work closely with senior management to determine product selection, promotion and pricing. In addition to our buyers’ experience, we utilize an integrated merchandising, distribution, point-of-sale and financial information system to continuously improve our merchandise mix, pricing strategy, advertising effectiveness and inventory levels.

      Extensive Advertising Programs and Expertise. Through years of targeted advertising, we have solidified our reputation for offering quality products at attractive prices. We have advertised almost exclusively through weekly print advertisements since our founding in 1955. We typically utilize four-page color advertisements to highlight promotions across our merchandise categories. We believe our print advertising, which includes the weekly distribution of over 12.5 million newspaper inserts and mailers, consistently reaches more households in our established markets than that of our full-line sporting goods competitors. The consistency and reach of our print advertising programs drive sales and create high customer awareness of the name Big 5 Sporting Goods.

      Significant Management Experience. We believe the experience, commitment and tenure of our professional staff provide a substantial competitive advantage. We were co-founded in 1955 by Robert W. Miller and are managed today by his son, Steven G. Miller, our President and Chief Executive Officer who has worked at our company for 33 years. Our senior-level managers have worked at our company for an average of 28 years. We spend significant time and resources developing our personnel and typically seek to fill positions through internal promotion. The tenure of our management and the scope of their accumulated experience has resulted in valuable expertise regarding our markets, store-level operations, merchandising and advertising.

      Consistent Growth and Strong Cash Flow. We have been able to generate consistent growth, expand margins and increase our profitability because of our extensive experience, our proven strategy and steady execution of our business model. Our consistent net sales growth combined with improved purchasing, inventory management and economies of scale have enabled us to increase our gross margin from 32.6% in fiscal 1997 to 34.9% for the twelve months ended March 31, 2002 and our adjusted EBITDA margin from 7.8% in fiscal 1997 to 9.1% for the twelve months ended March 31, 2002. Our adjusted EBITDA growth combined with our strict management of working capital and low maintenance capital expenditure requirements have resulted in strong cash flow.

      Strong Returns on New Store Openings. Throughout our history, we have sought to expand with the addition of new stores through a disciplined strategy of controlled growth. We have typically utilized cash generated by our operations to invest in new stores. New store openings represent attractive investment opportunities due to the relatively low investment required and the relatively short time in which our new stores become profitable. Based on our operating experience, new stores in established markets typically achieve store-level cash-on-cash returns of approximately 35% in their first full year of operation.

Our Strategy

      Our objective is to build upon these competitive strengths to profitably grow our business and further advance our position as the leading sporting goods retailer in the western United States. We intend to accomplish this by:

      Continuing our Dedicated Focus on Execution. Our accumulated management experience and expertise in sporting goods merchandising, advertising, operations and store development have enabled us to generate consistent, profitable growth. Our experienced management team has a dedicated focus on the day-to-day execution of our business model, which has been developed and enhanced over the past 47 years. We intend to continue this focus to further improve our business and operations.

      Profitably Expanding our Store Base. Due to the flexibility of our proven store format, we believe we have numerous expansion opportunities in both new and existing markets. We plan to expand our store base by identifying high-traffic locations where we can take advantage of our name recognition, leverage our advertising and distribution costs, and capitalize on our economical store format to generate strong growth and returns. We opened one new store in the first quarter of fiscal 2002 and we expect to open 12 to 14 net new stores during the remainder of fiscal 2002. Beginning in fiscal 2003, we expect to open 15 to 20 new stores per year for the foreseeable future.

      Generating Net Sales Growth Through Our Distinctive Merchandise Mix and Advertising Programs. We have realized 25 consecutive quarterly increases in same store sales over comparable prior periods. We intend to continue our consistent growth in net sales by continuously improving our distinctive merchandise mix and advertising programs. Through effective merchandising, strategic market positioning and compelling advertising, we believe we can continue to increase net sales at existing stores by increasing both the frequency of customer visits and our customers’ average transaction size.

      Enhancing Profitability Through Increased Operating Efficiencies. We intend to enhance profitability by continuously improving our operating efficiencies. Due to the fixed costs we incur in each market area, we are able to realize higher margins on revenues generated by additional stores in established markets by spreading these costs over more stores. For example, because distribution, advertising, purchasing and corporate expenses are relatively fixed costs, we are able to achieve higher margins on sales in stores opened in markets with other existing Big 5 Sporting Goods stores.

Our Stores

      Throughout our history, we have focused on operating traditional, full-line sporting goods stores. Our stores generally range from 8,000 to 15,000 square feet and average 11,000 square feet. Our typical store is located in either free-standing street locations or multi-store shopping centers. Our numerous convenient locations and store format encourage frequent customer visits. In fiscal 2001, we processed approximately 18 million sale transactions, and our average transaction size was approximately $34.

      Our store format has resulted in productivity that we believe is among the highest of any full-line sporting goods retailer, with net sales per gross square foot of approximately $226 for the twelve months ended March 31, 2002. Our high net sales per square foot combined with our efficient store-level operations and low store maintenance costs allow us to generate consistently strong store-level returns. All but one of our stores open at least one year have generated positive store-level operating profit in each of the past five fiscal years. In addition, we have never needed to close a store due to poor performance. The following table details our store locations as of March 31, 2002:

	Year	# of	% of Total
Regions	Entered	Stores	Store Base

California:

Southern California	1955	88	33.7%

Northern California	1971	71	27.2

Total California		159	60.9

Washington	1984	29	11.1

Arizona	1993	17	6.5

Oregon	1995	16	6.1

Texas	1995	10	3.8

New Mexico	1995	8	3.1

Nevada	1978	8	3.1

Utah	1998	6	2.3

Idaho	1993	6	2.3

Colorado	2001	2	0.8

Total		261	100.0%

Expansion and Store Development

      Throughout our operating history, we have sought to expand our business with the addition of new stores through a disciplined strategy of controlled growth. Our expansion within and beyond California has been systematic and designed to capitalize on our name recognition, economical store format and economies of scale related to distribution and advertising. Over the past five fiscal years, we have opened 71 stores, an average of 14 new stores annually, of which 72% were outside of California. The following table illustrates the results of our expansion program during the periods indicated:

	New Stores

		Other		Stores	Stores	# of Stores at
Year	California	Markets	Total	Relocated	Closed	Period End

1997	6	8	14	—	—	210

1998	3	9	12	(1)	—	221

1999	3	12	15	(1)	(1)	234

2000	5	10	15	—	—	249

2001	3	12	15	(4)	—	260

Year to date 2002(1)	—	1	1	—	—	261

(1)	As of March 31, 2002.

      Our format enables us to have substantial flexibility regarding new store locations. We have successfully operated stores in major metropolitan areas and in areas with as few as 60,000 people. Our format differentiates us from superstores that typically average over 35,000 square feet, require larger target markets, are more expensive to operate and require higher net sales per store for profitability.

      New store openings represent attractive investment opportunities due to the relatively low investment required and the relatively short time in which our stores become profitable. Our store format requires investments of approximately $400,000 in fixtures and equipment and approximately $400,000 in net working capital with limited pre-opening and real estate expenses due to leased locations built to our specifications. We seek to maximize new store performance by staffing new store management with experienced personnel from our existing stores. Based on our operating experience, new stores in established markets typically achieve store-level cash-on-cash returns of approximately 35% in their first full year of operation.

      Our in-house store development personnel, who have opened an average of 13 stores during each of the past 10 fiscal years, analyze new store locations with the assistance of real estate firms that specialize in retail properties. We have identified numerous expansion opportunities to further penetrate our established markets, develop recently entered markets and expand into new contiguous markets with attractive demographic, competitive and economic profiles. We opened one store in the first quarter of fiscal 2002 and we expect to open 12 to 14 net new stores during the remaining three quarters of fiscal 2002. Beginning in fiscal 2003, we expect to open 15 to 20 new stores per year for the foreseeable future.

Management Experience

      We believe the experience, commitment and tenure of our professional staff drives our superior execution and strong operating performance and gives us a substantial competitive advantage. The table below describes the tenure of our professional staff in some of our key functional areas:

	Number of	Average # of	Average
	Employees	Years With Us	Age

Senior Management	7	28	56

Vice Presidents	10	24	52

Buyers	13	17	44

Store District/ Division Supervisors	28	21	45

Store Managers	261	9	36

Merchandising

      We target the competitive and recreational sporting goods customer with a full-line product offering at a wide variety of price points. We offer over 25,000 stock keeping units in a product mix that includes athletic shoes, apparel and accessories, as well as a broad selection of outdoor and athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, snowboarding and in-line skating. As a key element of our long history of success, we offer consistent value to consumers by offering a distinctive merchandise mix that includes a combination of well-known brand name merchandise, merchandise produced exclusively for us under a manufacturer’s brand name, private label merchandise and specials on quality items we purchased through opportunistic buys of vendor over-stock and close-out merchandise.

      We believe we enjoy significant advantages in making opportunistic buys of vendor over-stock and close-out merchandise because of our strong vendor relationships and rapid decision-making process. Although vendor over-stock and close-out merchandise typically represent only approximately 15% of our net sales, our weekly advertising highlights these items together with merchandise produced exclusively for us under a manufacturer’s brand name in order to reinforce our reputation as a retailer that offers attractive values to our customers.

      The following table illustrates our mix of hard goods, which are durable items such as fishing rods and golf clubs, and soft goods, which are non-durable items such as shirts and shoes, as a percent of net sales:

	Fiscal Year

	1998	1999	2000	2001

Soft goods

Athletic and sport apparel	16.6%	15.6%	16.2%	16.5%

Athletic and sport footwear	32.5	31.3	29.8	30.3

Total soft goods	49.1	46.9	46.0	46.8

Hard goods	50.9	53.1	54.0	53.2

Total	100.0%	100.0%	100.0%	100.0%

      We purchase our popular branded merchandise from an extensive list of major sporting goods equipment, athletic footwear and apparel manufacturers. Below is a selection of some of the brands we carry:

adidas Asics Bauer Bausch & Lomb Bike Athletic Browning Bushnell Casio	Coleman Columbia Crosman Easton Everlast Fila Franklin Head	Hillerich & Bradsby Icon (ProForm) JanSport K2 Lifetime Mizuno New Balance Nike	Prince Rawlings Razor Reebok Remington Rockport Rollerblade Russell Athletic	Saucony Shimano Spalding Speedo Timex Titleist Wilson Zebco

      We also offer a variety of private label merchandise to complement our branded product offerings. Our private label items include shoes, apparel, golf equipment, binoculars, camping equipment and fishing supplies. Private label merchandise is sold under the labels Fives, Court Casuals, Sport Essentials, Rugged Exposure, Golden Bear, Pacifica, South Bay and Kemper, which is licensed from a third party.

      Through our 47 years of experience across different demographic, economic and competitive markets, we have refined our merchandising strategy to increase net sales by offering a selection of products that meets customer demands while effectively managing inventory levels. In terms of category selection, we believe our merchandise offering compares favorably to our competitors, including the superstores. Our edited selection of products enables customers to comparison shop without being overwhelmed by a large number of different products in any one category. We further tailor our merchandise selection on a store-by-store basis in order to satisfy each region’s specific needs and seasonal buying habits.

      Our 13 buyers, who average 17 years of experience with us, work closely with senior management to determine the product selection, promotion and pricing of our merchandise mix. Management utilizes an integrated merchandising, distribution, point of sale and financial information system to continuously refine our merchandise mix, pricing strategy, advertising effectiveness and inventory levels to best serve the needs of our customers.

Advertising

      Through years of targeted advertising, we have solidified our reputation for offering quality products at attractive prices. We have advertised almost exclusively through weekly print advertisements since our founding in 1955. We typically utilize four-page color advertisements to highlight promotions across our merchandise categories. We believe our print advertising, which includes the weekly distribution of over 12.5 million newspaper inserts or mailers, consistently reaches more households in our established markets than that of our full-line sporting goods competitors. The consistency and reach of our print advertising programs drive sales and create high customer awareness of the name Big 5 Sporting Goods.

      We use our professional in-house advertising staff rather than an outside advertising agency to generate our advertisements, including design, layout, production and media management. Our in-house advertising department provides management the flexibility to react quickly to merchandise trends and to maximize the effectiveness of our weekly inserts and mailers. We are able to effectively target different population zones for our advertising expenditures. We place inserts in over 120 newspapers throughout our markets, supplemented in many areas by mailer distributions to create market saturation.

Vendor Relationships

      We have developed strong vendor relationships over the past 47 years. During the twelve months ended March 31, 2002, no single vendor represented greater than 5.9% of total purchases. We believe current relationships with our vendors are good. We benefit from the long-term working relationships that our senior management and our buyers have carefully nurtured throughout our history.

Management Information Systems

      We have fully integrated management information systems that track, on a daily basis, individual sales transactions at each store, inventory receiving and distribution, merchandise movement and financial information. The management information system also includes a local area network that connects all corporate users to electronic mail, scheduling and the host system. The host system and our stores are linked by a network that provides satellite communications for credit card, in-house tender authorization, and daily polling of sales and merchandise movement at the store level.

      Our in-store point-of-sale system tracks all sales by stock keeping unit and allows management to compare the current performance of each stock keeping unit against historical performance on a daily basis. The point-of-sale system uses satellite communications to verify credit cards and checks and to provide corporate data exchange. We completed the roll-out of this new point-of-sale system to each of our stores during the first half of 2001. We believe our management information systems are efficiently supporting our current operations and provide a foundation for future growth.

Distribution

      We maintain a 440,000 square foot leased distribution center in Fontana, California that services all of our stores. The distribution center is fully integrated with our management information systems that provide warehousing and distribution capabilities. The distribution center was constructed in 1990 and warehouses the majority of the merchandise carried in our stores. We estimate that 98% of all store merchandise is received from this distribution center. We distribute merchandise from the distribution center to our stores at least once a week, Monday through Saturday, using a fleet of 28 leased and 2 owned tractors, and 12 leased and 66 owned trailers, as well as contract carriers. Our lease for the distribution center has an initial term that expires in 2006 and includes three additional five-year renewal options. Based on our expected net sales and store growth, we plan to replace our existing distribution center during the next 18 to 36 months.

Industry and Competition

      The retail market for sporting goods is highly competitive. In general, our competitors tend to fall into the following five basic categories:

      Traditional Sporting Goods Stores. This category consists of traditional sporting goods chains, including us. These stores range in size from 5,000 to 20,000 square feet and are frequently located in regional malls and multi-store shopping centers. The traditional chains typically carry a varied assortment of merchandise and attempt to position themselves as convenient neighborhood stores. Sporting goods retailers operating stores within this category include Hibbett’s and Modell’s.

      Mass Merchandisers. This category includes discount retailers such as Wal-Mart, Target and Kmart and department stores such as Sears. These stores range in size from approximately 50,000 to 200,000 square feet and are primarily located in regional malls, shopping centers or free-standing sites. Sporting goods merchandise and apparel represent a small portion of the total merchandise in these stores and the selection is often more limited than in other sporting goods retailers. Although generally price competitive, discount and department stores typically have limited customer service in their sporting goods departments.

      Specialty Sporting Goods Stores. This category consists of two groups. The first group generally includes athletic footwear specialty stores that are typically 2,000 to 20,000 square feet in size and are located in shopping malls. Examples include retail chains such as Foot Locker, Lady Foot Locker and The Athlete’s Foot. These retailers are highly focused, with most of their sales coming from athletic footwear and team licensed apparel. The second group consists of pro shops and stores specializing in a particular sport or recreation. This group includes backpacking and mountaineering specialty stores and golf shops. Prices at specialty stores tend to be higher than prices at the sporting goods superstores and traditional sporting goods stores.

      Sporting Goods Superstores. Stores in this category typically are larger than 35,000 square feet and tend to be freestanding locations. These stores emphasize high volume sales and a large number of stock keeping units. Examples include The Sports Authority, Sport Chalet and Gart Sports Company.

      Internet Retailers. This category consists of numerous retailers that sell a broad array of new and used sporting goods products via the internet.

      We compete successfully with each of the competitors discussed above by focusing on what we believe are the primary factors of competition in the sporting goods retail industry. These factors include experienced and knowledgeable personnel, customer service, breadth, depth, price and quality of merchandise offered, advertising, purchasing and pricing policies, effective sales techniques, direct involvement of senior officers in monitoring store operations, management information systems and store location and format.

Employees

      We manage our stores through regional, district and store-based personnel. Our senior vice president of store operations has general oversight responsibility for all of our stores. Field supervision is led by three regional supervisors who report directly to the senior vice president of store operations and who oversee 25 district supervisors. The district supervisors are each responsible for an average of 10 stores. Each of our stores has a store manager who is responsible for all aspects of store operations and who reports directly to a district supervisor. In addition, each store has at least two assistant managers, at least one full-time cashier, at least one management trainee and a complement of full and part-time associates.

      As of March 31, 2002, we had approximately 5,800 full and part-time employees. The Steel, Paper House, Chemical Drivers & Helpers, Local Union 578, affiliated with the International Brotherhood of Teamsters, currently represents 437 hourly employees in our distribution center and some of our retail personnel in our stores. In September 2000, we negotiated two contracts with Local 578 covering these employees. These contracts expire on August 31, 2005. We have not had a strike or work stoppage in the last 21 years. We believe we provide working conditions and wages that are comparable to those offered by other retailers in the sporting goods industry and that our employee relations are good.

Employee Training

      We have developed a comprehensive training program that is tailored for each store position. All employees are given an orientation and reference materials that stress excellence in customer service and selling skills. All full-time employees, including salespeople, cashiers and management trainees, receive additional training specific to their job responsibilities. Our tiered curriculum includes seminars, individual instruction and performance evaluations to promote consistency in employee development. The manager trainee schedule provides seminars on operational responsibilities such as merchandising strategy, loss prevention and inventory control. Ongoing store management training includes topics such as advanced merchandising, delegation, personnel management, scheduling, payroll control and loss prevention.

      We also provide unique opportunities for our employees to gain knowledge about our products. These opportunities include “hands-on” training seminars and a sporting goods product expo. At the sporting goods product expo, our vendors set up booths where full-time store employees from every store receive intensive training on the products we carry. We believe this event is a successful program for both training and motivating our employees.

Properties

      We lease all but one of our 261 store sites. Most of our long-term leases contain fixed-price renewal options and the average lease expiration term of our existing leases, taking into account renewal options, is approximately 20 years. Of the 260 store leases that we have, only 17 are due to expire in the next five years without renewal options.

Description of Service Marks and Trademarks

      We use the Big 5 name as a service mark in connection with our business operations and have registered this name as a federal service mark. This service mark is due for renewal in 2005. We have also registered Court Casuals, Golden Bear, Pacifica and Rugged Exposure as federal trademarks under which we sell a variety of merchandise. The renewal dates for these trademarks range from 2002 to 2006. In fiscal 2001, 2.2% of our net sales resulted from sales of this private label merchandise.

Legal Proceedings

      On August 9, 2001, we received a copy of a complaint filed in the California Superior Court in Los Angeles entitled Mosely, et al., v. Big 5 Corp., Case No. BC255749, alleging violations of the California Labor Code and the Business and Professions Code. This complaint was brought as a purported class action with two subclasses comprised of our California store managers and our California first assistant store managers. The plaintiffs allege that we improperly classified our store managers and first assistant store managers as exempt employees not entitled to overtime pay for work in excess of forty hours per week. They seek, on behalf of the class members, back pay for overtime allegedly not paid, statutory penalties in the amount of an additional thirty days’ wages for each employee whose employment terminated in the four years preceding the complaint and injunctive relief to require us to treat our store management as non-exempt. On February 8, 2002, we filed a joint settlement with the court. On March 27, 2002, the court entered an order preliminarily approving our proposed settlement of the class action and setting a hearing for July 15, 2002 for the purpose of granting final approval. Under the terms of the settlement, we agreed to pay $32.46 per week of active employment as store manager during August 8, 1997 through December 31, 2001, the covered period, and $25.50 per week of active employment as first assistant store manager during the covered period to each class member who submits a valid and timely claim form. We also agreed to pay attorneys’ fees, plus costs and expenses, in the amount of $690,000, as well as up to $40,000 for the cost of the settlement administrator. In addition, we agreed to pay the class representatives an additional aggregate amount of $32,500 for their service as named plaintiffs. We admit no liability or other wrongdoing with respect to the claims set forth in the lawsuit. We recorded a charge of approximately $2.5 million in the fourth quarter of fiscal 2001 to provide for expected payments to the class members as well as legal and other fees associated with the settlement. Once final approval is granted, the settlement will constitute a full and complete settlement and release of all claims related to the lawsuit. We intend to defend the case vigorously if the court does not grant final approval of the settlement agreement. If the settlement is not finally approved by the court, an adverse result in this litigation could harm our financial condition. In addition, required changes in our labor practices, as well as the costs of defending this litigation, could have a negative impact on our results of operations.

      In addition, we are from time to time involved in routine litigation incidental to the conduct of our business. We regularly review all pending litigation matters in which we are involved and establish reserves deemed appropriate by management for such litigation matters. We believe no other litigation currently pending against us will have a material adverse effect on our financial position or results of operations.

MANAGEMENT

Executive Officers And Directors

      Our executive officers and directors and their ages and positions upon the consummation of this offering will be as follows:

Name	Age	Positions

Robert W. Miller	79	Chairman Emeritus of the Board

Steven G. Miller	50	Chairman of the Board, President & Chief Executive Officer

Charles P. Kirk	46	Senior Vice President, Chief Financial Officer and Assistant Secretary

Gary S. Meade	56	Senior Vice President, General Counsel & Secretary

Richard A. Johnson	56	Senior Vice President, Store Operations

Thomas J. Schlauch	57	Senior Vice President, Buying

Jeffrey L. Fraley	45	Senior Vice President, Human Resources

Dr. Michael D. Miller	52	Director

John G. Danhakl	46	Director

Sandra N. Bane	49	Director

G. Michael Brown	49	Director

      Robert W. Miller will serve as Chairman Emeritus of our board of directors upon the consummation of this offering. Robert W. Miller has served as Chairman of our board of directors since 1992 and Chief Executive Officer from the inception of our holding company structure in 1992 to 2000. Robert W. Miller has also served as a senior executive officer of Big 5 Corp. for many years, including as President from 1973 to 1992, Chief Executive Officer from 1973 to 2000 and Chairman since 1992. Robert W. Miller co-founded our business in 1955.

      Steven G. Miller will serve as Chairman of our board of directors upon the consummation of this offering and will continue to serve as Chief Executive Officer and President, positions he has held since 2000 and 1992, respectively. Steven G. Miller has also served as a director since the inception of our holding company structure in 1992. In addition, Steven G. Miller served as our Chief Operating Officer from 1992 to 2000. Steven G. Miller is also President and Chief Executive Officer of Big 5 Corp. Steven G. Miller is Robert W. Miller’s son and Dr. Michael D. Miller’s brother.

      Charles P. Kirk has served as our Senior Vice President since 1993 and as our Chief Financial Officer since 1992. Mr. Kirk was appointed Assistant Secretary in 2002. Prior to joining us, Mr. Kirk served as Thrifty Corporation’s Director of Planning and Vice President of Planning and Treasury from October 1990 to 1992.

      Gary S. Meade has served as our Senior Vice President since July 2001 and our General Counsel and Secretary since 1997. Mr. Meade also served as our Vice President from 1997 to 2001. Prior to joining us, Mr. Meade was Thrifty Corporation’s Vice President, General Counsel and Secretary from 1992 to 1997 and Thrifty Corporation’s Vice President — Legal Affairs from 1979 to 1992.

      Richard A. Johnson was appointed our Senior Vice President, Store Operations in 2002. Mr. Johnson has also served as Senior Vice President, Store Operations of Big 5 Corp. since 1992. Prior to that, Mr. Johnson was Vice President, Store Operations of Big 5 Corp. from 1986 to 1992.

      Thomas J. Schlauch was appointed our Senior Vice President, Buying in 2002. Mr. Schlauch has also served as Senior Vice President, Buying of Big 5 Corp. since 1992. Prior to that, Mr. Schlauch served as Vice President, Buying of Big 5 Corp. from 1982 to 1992.

      Jeffrey L. Fraley was appointed our Senior Vice President, Human Resources in 2002. Mr. Fraley has also served as Senior Vice President, Human Resources of Big 5 Corp. since July 2001. Prior to that, Mr. Fraley served as Vice President, Human Resources of Big 5 Corp. from 1992 to 2001.

      Michael D. Miller, Ph.D. has served as a director since 1997. Dr. Miller is a senior mathematician at The RAND Corporation. Dr. Miller is Robert W. Miller’s son and Steven G. Miller’s brother.

      John G. Danhakl has served as a director since 1997. Mr. Danhakl has been a partner of Leonard Green & Partners, L.P. since 1995. From 1990 to 1995, Mr. Danhakl was a Managing Director at Donaldson, Lufkin & Jenrette Securities Corporation. Prior to joining Donaldson, Lufkin & Jenrette Securities Corporation, Mr. Danhakl was a Vice President at Drexel Burnham Lambert Incorporated. Mr. Danhakl is also a member of the board of directors of Arden Group, Inc., Twinlab Corporation, Communications & Power Industries, Inc., Leslie’s Poolmart, Inc., Liberty Group Publishing, Inc., VCA Antech, Inc., Petco Animal Supplies, Inc., MEMC Electronic Materials, Inc. and Diamond Triumph Auto Glass, Inc.

      Sandra N. Bane will serve as a director upon the consummation of this offering. Mrs. Bane retired from KPMG LLP as an audit partner in 1998 after 23 years with the firm. While at KPMG LLP, Mrs. Bane headed the Western region’s Merchandising practice for the firm, helped establish the Employee Benefits audit specialist program and was partner in charge of the Western region’s Human Resource department for two years. Mrs. Bane serves as a member of the board for several nonprofit institutions in her community. She is also a member of the AICPA and the California Society of Certified Public Accountants.

      G. Michael Brown will serve as a director upon the consummation of this offering. Mr. Brown has been a senior litigation partner with the law firm Musick, Peeler & Garrett LLP since June 2001. Prior to that, Mr. Brown was a partner at the law firm Berger, Kahn, Shafton, Moss, Figler, Simon & Gladstone from 1996 to 2001.

Board of Directors Composition

      Our certificate of incorporation will, at the completion of this offering, provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified board of directors structure, prior to the completion of this offering, two of the members of the board of directors will be elected to one-year terms, two will be elected to two-year terms and two will be elected to three-year terms. Thereafter, directors will be elected for three-year terms.

      At the completion of this offering, our board of directors intends to create an audit committee and a compensation committee. The composition of the audit committee will comply with the requirements of The Nasdaq Stock Market’s National Market. The audit committee will make recommendations to our board of directors regarding the selection of independent auditors, review the results and scope of the audit and other services provided by our independent auditors, and review and evaluate our audit and control functions. We expect that the compensation committee will be comprised of at least two independent directors. The compensation committee will review and recommend to the board of directors the compensation and benefits of our employees.

Compensation Committee Interlocks and Insider Participation

      The board of directors as a whole performed the functions that it intends to delegate to the compensation committee at the completion of this offering, and all of the board of directors participated in deliberations concerning executive compensation. No interlocking relationship will exist between our board of directors or the compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

      You should refer to the section of this prospectus entitled “Related Party Transactions” for information regarding transactions and relationships between us and the various members of our board of directors and entities affiliated with them.

Director Compensation

      Our directors do not currently receive any compensation for services on our board of directors or any committee of our board of directors. Upon the completion of this offering, our non-employee directors will receive an annual fee of $15,000 for service on our board of directors, plus $1,000 for each meeting of the board of directors or any committee that they attend. Directors will also be reimbursed for all out-of-pocket expenses incurred in attending such meeting.

Executive Compensation

      The following table shows compensation for our Chief Executive Officer and each of our four other most highly compensated executive officers for the past three fiscal years.

		Annual Compensation

Name and Principal Position	Year	Salary	Bonus

Robert W. Miller	2001	$340,000	$600,000
Chairman of the Board	2000	330,000	540,000
	1999	330,000	445,000

Steven G. Miller	2001	$325,000	$485,000
President & Chief Executive Officer	2000	300,000	425,000
	1999	285,000	330,000

Thomas J. Schlauch	2001	$196,000	$160,000
Senior Vice President, Buying	2000	186,000	140,000
	1999	178,000	109,000

Richard A. Johnson	2001	$168,000	$140,000
Senior Vice President, Store Operations	2000	158,000	120,000
	1999	150,000	90,000

Charles P. Kirk	2001	$178,000	$125,000
Senior Vice President & Chief Financial Officer	2000	168,000	105,000
	1999	160,000	80,000

401(k) Plan

      We maintain a savings plan qualified under Sections 401(a) and (k) of the Internal Revenue Code. Generally, all our full-time employees who are at least 21 years of age, have earned a year of eligibility service, or become employed in a position that qualifies for plan participation, and who are not subject to collective bargaining, or if they are subject to collective bargaining but are not covered by another pension plan, are eligible to participate in the 401(k) plan. We may make discretionary matching contributions of up to 4% of a participant’s compensation to the 401(k) plan in addition to any discretionary profit sharing contribution to the 401(k) plan.

Stock Option and Stock Purchase Plans

1997 Management Equity Plan

      Our 1997 management equity plan was adopted by our board of directors and approved by our stockholders in November 1997. The 1997 management equity plan provides for the grant of incentive stock options and non-qualified stock options to our key employees as well as for stock purchase rights. A total of 4,536,000 shares of our common stock have been reserved for issuance pursuant to the 1997 management equity plan of which no more than 810,000 shares may be subject to stock options outstanding at any time. As of March 31, 2002, 3,744,702 shares of restricted common stock had been sold under the 1997 management equity plan. We do not intend to make any more grants under the 1997 management equity plan.

      Our board of directors intends to delegate general administrative authority over the 1997 management equity plan to our compensation committee. The members of the compensation committee will be “non-employee directors” within the meaning of Rule 16b-3 of the Securities Exchange Act. The administrator has broad authority to designate recipients of awards and determine the terms and provisions of awards, including the price, expiration date, vesting schedule and terms of exercise.

      The exercise price of stock options, and the purchase price of restricted stock, must be at least 85% of the fair market value of the common stock on the date of grant. Stock options granted to optionees who own more than 10% of our outstanding common stock must have an exercise price that is at least 110% of the fair market value of the common stock. The purchase price of restricted stock granted to any person who owns stock possessing more than 10% of the total combined voting power of our stock must have a purchase price of at least 100% of the fair market value of the common stock. Options expire no later than ten years from the date of grant. The 1997 management equity plan does not allow for the transfer of options or stock purchase rights.

      After the termination of an optionee’s employment or services for reasons other than for cause, death or disability, exercisable options will remain exercisable until at least 30 days after the date of termination of employment. If termination is due to death or disability, exercisable options will remain exercisable until at least six months after the date of death or termination of employment. If termination is for cause, all options, including vested and exercisable ones, are immediately terminated and cancelled.

      We have the authority to amend, revise, suspend or terminate the 1997 management equity plan provided that our doing so does not materially adversely affect the rights of any participant or increase the number of shares for which options or stock awards may be granted.

2002 Stock Incentive Plan

      In connection with the consummation of this offering, we have adopted our 2002 stock incentive plan. The 2002 stock incentive plan provides for the grant of incentive stock options and non-qualified stock options to our employees, directors and specified consultants. We have reserved a total of 3,645,000 shares of our common stock for issuance pursuant to the 2002 stock incentive plan subject to certain adjustments set forth in the 2002 stock incentive plan.

      Our board of directors intends to delegate general administrative authority over the 2002 stock incentive plan to our compensation committee. The members of the compensation committee will be “non-employee directors” within the meaning of Rule 16b-3 of the Securities Exchange Act and “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has broad authority to designate recipients of awards and determine the terms and provisions of awards, including the price, expiration date, vesting schedule and terms of exercise.

      The exercise price of incentive stock options must be at least 100% of the fair market value of the common stock on the date of grant. Incentive stock options granted to optionees who own more than 10% of our outstanding common stock must have an exercise price that is at least 110% of fair market value of the common stock. Options expire no later than ten years from the date of grant, or five years with respect to incentive stock options granted to optionees who own more than 10% of our outstanding common stock. The exercise price of nonqualified stock options will be determined by the administrator. The 2002 stock incentive plan generally does not allow for the transfer of options. However, the administrator may provide that nonqualified stock options may be transferred (i) pursuant to a qualified domestic relations order or (ii) to a family member. During any fiscal year, no optionee may receive grants in the aggregate which cover more than 540,000 shares.

      After the termination of the employment or services of an optionee for reasons other than for cause, death or disability, exercisable options will remain exercisable until the earlier of their expiration as set forth in the option agreement or 90 days after the date of termination of employment. If termination is due to death or disability, exercisable options will remain exercisable until the earlier of the expiration date stated in the option agreement or twelve months after the date of death or termination of employment. If termination is for cause, all options, including vested and exercisable ones, are immediately terminated and cancelled.

      Upon the occurrence of a merger, reorganization or sale of substantially all of our assets, the administrator has the discretion to do one or more of the following:

•	shorten the exercise period of the options;

•	accelerate the vesting schedule of the options;

•	arrange to have the surviving or successor entity assume or replace the options; or

•	cancel the options and pay to the optionee in cash, with respect to each exercisable option, an amount equal to the excess of the fair market value of the common stock over the exercise price of the option.

      We have the authority to amend, alter, suspend or terminate the 2002 stock incentive plan provided that our doing so does not impair the rights of any optionee or increase the number of shares for which options may be granted.

Employment Agreements

      We have employment agreements with Steven G. Miller and Robert W. Miller.

      Steven G. Miller. Mr. Steven G. Miller’s employment agreement will be amended effective upon the closing of this offering and will provide for Mr. Steven G. Miller to serve as Chairman of our board of directors, Chief Executive Officer and President for a term of four years from any given date, such that there shall always be a minimum of at least four years remaining under his employment agreement. The employment agreement provides for Mr. Steven G. Miller to receive an annual base salary of $375,000, subject to annual increase based on comparable compensation packages provided to executives in similarly situated companies, and to participate in a bonus plan based on standards to be established by the compensation committee. Mr. Steven G. Miller is also entitled to specified perquisites. In addition, as long as Mr. Steven G. Miller serves as an officer, we will use our best efforts to ensure that he continues to serve on our board of directors and on the board of directors of our wholly-owned subsidiary, Big 5 Corp.

      If Mr. Steven G. Miller’s employment is terminated due to his death, the employment agreement provides for accelerated vesting of options that would have been exercisable during half of the remaining scheduled term of the employment agreement and the continuation of family medical benefits for the remaining scheduled term of the employment agreement. If Mr. Steven G. Miller’s employment is terminated due to his disability, the employment agreement provides that we will pay Mr. Steven G. Miller his remaining base salary for half of the remaining scheduled term of the employment agreement and an additional payment equal to two times the greater of (i) his last annual cash bonus or (ii) the average annual cash bonus paid during the last three fiscal years. In addition, the employment agreement provides for accelerated vesting of options that would have been exercisable during half of the remaining scheduled term of the employment agreement and the continuation of specified benefits for such term.

      If Mr. Steven G. Miller terminates the employment agreement for good reason or for any reason within six months of a change in control, or if we terminate the employment agreement without cause, the employment agreement provides we will pay Mr. Steven G. Miller his remaining base salary during the remaining scheduled term of the employment agreement and a additional payment equal to three times the greater of (i) his last annual cash bonus or (ii) the average annual cash bonus paid during the last three fiscal years. In addition, the employment agreement provides for accelerated vesting of all of his options and the continuation of specified benefits during the remaining scheduled term of the employment agreement.

      If Mr. Steven G. Miller terminates the employment agreement without good reason or we terminate the employment agreement for cause, Mr. Steven G. Miller is entitled to receive all accrued and unpaid salary and other compensation and all accrued and unused vacation and sick pay.

      Robert W. Miller. Mr. Robert W. Miller’s employment agreement will be amended effective upon the closing of this offering and will provide for Mr. Robert W. Miller to serve as Chairman Emeritus of our board of directors for a term of three years from any given date, such that there shall always be a minimum of at least three years remaining under his employment agreement. In addition, as long as Mr. Robert G. Miller serves as Chairman Emeritus, we will use our best efforts to ensure that he continues to serve on our board of directors. The employment agreement provides for Mr. Miller to receive an annual base salary of $350,000. Mr. Robert W. Miller is also entitled to specified perquisites.

      If Mr. Robert W. Miller’s employment is terminated by either Mr. Robert W. Miller or us for any reason, the employment agreement provides that we will pay Mr. Robert W. Miller his annual base salary and provide specified benefits for the remainder of his life. The employment agreement also provides that in the event Mr. Robert W. Miller is survived by his wife, we will pay his wife his annual base salary and provide her specified benefits for the remainder of her life.

One-Time Bonuses

      In order to facilitate the offering, Green Equity Investors, L.P., as the holder of 78% of our Series A preferred stock, agreed to reduce the redemption price that would otherwise have been applicable to the redemption of our Series A preferred stock following the consummation of this offering by an amount sufficient to permit us to pay bonuses to our directors and executive officers who are selling, either directly or through family trusts or partnerships, shares of our common stock in this offering in an amount equal to the underwriting commissions and discounts that they will pay, as well as to repurchase shares from our other non-executive employees as described in this prospectus at the offering price to the public, rather than the net price to us after deducting underwriting commissions and discounts. Assuming an offering price to the public of $15.00 per share and underwriting commissions and discounts of 7%, if the underwriters do not exercise their over-allotment option, then we will pay the following bonuses: Robert W. Miller, $957,183; Steven G. Miller, $306,180; Michael D. Miller, $153,090; Charles P. Kirk, $73,483; Gary S. Meade, $16,840; Richard A. Johnson, $73,483; Thomas J. Schlauch, $61,236; and Jeffrey L. Fraley, $24,494.

Limitations on Directors’ Liability and Indemnification

      Upon the closing of the offering contemplated by this prospectus, we will adopt an amended and restated certificate of incorporation which, together with our amended and restated bylaws, will provide our directors and key officers with limitations on liability and indemnification rights described below.

      Our amended and restated certificate of incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

      Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and executive officers to the fullest extent permitted by law. We believe indemnification under our amended and restated bylaws covers at least negligence and gross negligence on the part of indemnified parties. In addition to indemnification provided for in our amended and restated bylaws, we intend to enter into agreements to indemnify our directors and executive officers. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or executive officer or at our request. We believe these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

      The limited liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative litigation, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors or officers under these indemnification provisions.

      At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Directors’ and Officers’ Insurance

      We currently maintain a directors’ and officers’ liability insurance policy that provides our officers and directors with liability coverage in amounts we consider appropriate.

RELATED PARTY TRANSACTIONS

Relationship with Pacific Enterprises, Thrifty Corporation and Rite Aid Corp.

      Prior to September 1992, the predecessor to what is now our wholly owned operating subsidiary was a wholly owned subsidiary of Thrifty Corporation, which in turn was a wholly owned subsidiary of Pacific Enterprises. In December 1996, Thrifty Corporation was acquired by Rite Aid Corp.

      As a result of our prior relationship with Thrifty Corporation and its affiliates, we continue to maintain certain relationships with Rite Aid Corp. and Sempra Energy, the successor to Pacific Enterprises. These relationships include continuing indemnification obligations of Sempra Energy to us for certain environmental matters and obligations under ERISA arising out of Pacific Enterprises’ prior ownership of all of the capital stock of Thrifty Corporation and the predecessor to what is now our wholly owned subsidiary, including (1) indemnification for certain environmental liability costs incurred by us resulting from a contravention of applicable law relating to the prior and then existing use and ownership of the properties and assets (including all real estate) previously owned by Pacific Enterprises and (2) indemnification for certain liability costs incurred by us resulting from a contravention by Pacific Enterprises of any applicable law relating to benefit plans sponsored by Thrifty PayLess, Inc. or Thrifty Corporation. The indemnification obligations of Sempra Energy relating to environmental liabilities, which pursuant to their terms are limited in scope and aggregate maximum dollar amounts, will continue until September 25, 2012, while the indemnification obligations relating to Sempra Energy’s obligations under ERISA will continue until the expiration of all applicable statutes of limitations. Green Equity Investors III, L.P., an affiliate of Leonard Green & Partners, L.P., holds convertible preferred stock in Rite Aid Corp. that, if converted, would represent approximately 11% of its outstanding stock.

Conflicts of Interest

      Green Equity Investors, L.P., an affiliate of Leonard Green & Partners, L.P., holds a significant equity interest in us and also holds an equity interest in Gart Sports Company, one of our competitors. John G. Danhakl, an executive officer and equity owner of Leonard Green & Partners, L.P., currently serves on our board of directors. Jonathan Sokoloff and Jonathan Seiffer, both partners of Leonard Green & Partners, L.P. and former members of our board of directors, currently serve on Gart Sports Company’s board of directors. Mr. Danhakl may from time to time have conflicts of interest with respect to certain matters affecting us. All of these potential conflicts may not be resolved in a manner that is favorable to us. We believe it is impossible to predict the precise circumstances under which future potential conflicts may arise and therefore intend to address potential conflicts on a case-by-case basis. Under Delaware law, directors have a fiduciary duty to act in good faith and in what they believe to be in the best interest of the corporation and its stockholders. Such duties include the duty to refrain from impermissible self-dealing and to deal fairly with respect to transactions in which the directors, or other companies with which such directors are affiliated, have an interest.

Management Services Agreement

      We entered into a management services agreement with Leonard Green & Associates, L.P., an affiliate of Leonard Green & Partners, L.P., on November 13, 1997. Pursuant to the management services agreement, we pay an annual fee of $333,333 to Leonard Green & Associates, L.P. for ongoing management, consulting and financial planning services. These services include regular consulting services regarding the status of the financial markets as they relate to specialty retailers and advice on financing alternatives, note repurchases and potential refinancings. We also pay reasonable and customary fees to Leonard Green & Associates, L.P. for services rendered in connection with any major financial transactions that we may undertake from time to time. In addition to the fees we pay for these services, we also pay reasonable out-of-pocket expenses incurred in connection with rendering such services. While we believe that we obtain significant benefits from these services, we do not believe that our business, operating results or financial condition are materially dependent on them. While the agreement does not provide either party the right to terminate prior to the stated expiration date of May 31, 2005, whether as the result of a change of control or otherwise, Leonard Green & Associates, L.P. and we have agreed to terminate the management services agreement, effective upon the consummation of this offering. In connection with this termination, we will pay Leonard Green & Associates, L.P. a termination fee of $875,000, which represents a discounted value of the payments that we would otherwise be required to make through the stated expiration date of the management services agreement. We believe we will be able to obtain similar services from other consultants or investment banking firms in the future, if we believe we need them.

Amended and Restated Stockholders Agreement

      We have a stockholders agreement with Green Equity Investors, L.P., Robert W. Miller and Steven G. Miller that will be amended effective upon the consummation of this offering. Under the amended and restated stockholders agreement, Green Equity Investors, L.P. may designate one member for nomination to our board of directors so long as it beneficially owns at least 5% of our outstanding shares of common stock. Robert W. Miller and Steven G. Miller have agreed to vote all of their common stock in favor of electing Green Equity Investors, L.P.’s nominee. If Robert W. Miller or Steven G. Miller is nominated for election to our board of directors, Green Equity Investors, L.P. has agreed to vote all of its shares in favor of electing both of them. The amended and restated stockholders agreement also modifies Green Equity Investors, L.P. previously-granted registration rights. Please refer to the information in this prospectus under the heading “Shares Eligible for Future Sale — Registration Rights” for a more detailed discussion of these registration rights. The amended and restated stockholders agreement terminates when Green Equity Investors, L.P. beneficially owns less than 5% of our outstanding common stock.

Redemption of Series A Preferred Stock

      We intend to use a portion of our net proceeds from this offering to redeem all of our outstanding shares of Series A preferred stock. Green Equity Investors, L.P. and its affiliates currently own 309,071 of the 350,000 outstanding shares of Series A preferred stock and will receive approximately $60.3 million upon redemption of such shares, assuming that the redemption occurs on or about July 2, 2002. See “Use of Proceeds.” Green Equity Investors, L.P., as the holder of 78% of our Series A preferred stock, recently agreed to reduce the redemption price of the Series A preferred stock in an amount sufficient to permit us to pay certain bonuses to the selling stockholders and to repurchase shares from our non-executive employees at the offering price to the public rather than the net price to us after deducting underwriting commissions and discounts. See “Management — One Time Bonuses.”

SECURITY OWNERSHIP BY MANAGEMENT AND

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2002 by:

•	each of the individuals listed under “Executive Compensation” on page 39;

•	each of our directors;

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock; and

•	all current directors and executive officers as a group.

      Except as otherwise indicated in the footnotes below, each beneficial owner has the sole power to vote and to dispose of all shares held by that holder. Percentage ownership is based on 15,599,790 shares of common stock outstanding as of March 31, 2002 and 21,299,790 shares of common stock outstanding after completion of this offering.

	Beneficial Ownership			Beneficial Ownership
	of Common Stock			of Common Stock
	Before Offering			After Offering

Name(1)	Shares		%	Shares	%

Robert W. Miller(2)	2,031,552	(3)	13.0%	1,119,949	5.3%

Steven G. Miller(2)	1,620,000	(4)	10.4%	1,328,400	6.2%

Michael D. Miller	810,000	(5)	5.2%	664,200	3.1%

Richard A. Johnson	388,800		2.5%	318,816	1.5%

Charles P. Kirk	388,800		2.5%	318,816	1.5%

Thomas J. Schlauch	324,000		2.1%	265,680	1.2%

John G. Danhakl	5,873,317	(6)	37.6%	12,344	*

Green Equity Investors, L.P.(2)	5,860,973		37.6%	5,860,973	27.5%

All Executive Officers and Directors as a Group	11,655,169	(7)	74.7%	10,068,512	47.3%

*	The percentage of shares beneficially owned does not exceed 1% of the class.

(1)	The address for each stockholder is 2525 East El Segundo Boulevard, El Segundo, California 90245, except Green Equity Investors, L.P. and Mr. Danhakl for which the address is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(2)	Pursuant to the amended and restated stockholders agreement, Steven G. Miller and Robert W. Miller have agreed to vote in favor of Green Equity Investor, L.P.’s nominee to our board of directors and Green Equity Investors, L.P. has agreed to vote in favor of Steven G. Miller and Robert W. Miller as members of our board of directors.

(3)	Includes 816,552 shares of common stock held by Robert W. Miller and Florence H. Miller, Trustees of the Robert W. and Florence H. Miller Family Trust dated January 11, 1991 and 1,215,000 shares of common stock held by Robert W. and Florence Miller Family Partners, L.P. Florence H. Miller shares beneficial ownership of these shares with Robert W. Miller.

(4)	Represents 1,620,000 shares of common stock held by Steven G. Miller and Jacquelyne G. Miller, Trustees of the Steven G. Miller and Jacquelyne G. Miller Trust dated September 13, 1990. Jacquelyne G. Miller shares beneficial ownership of these shares with Steven G. Miller.

(5)	Represents 810,000 shares of common stock held by Michael D. Miller, Trustee of the Miller Living Trust dated December 11, 1997.

(6)	Includes 1,247 shares of common stock owned directly by John G. Danhakl and 11,097 shares of common stock owned by John G. Danhakl and Kathy Danhakl, as joint tenants. The remaining 5,860,973 shares are owned of record by Green Equity Investors, L.P., of which the general partner is an affiliate of Leonard Green & Partners, L.P. Each of Leonard I. Green, Jonathan D. Sokoloff,

John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer and John M. Baumer, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control Leonard Green & Partners, L.P., and Messrs. Green and Sokoloff may be deemed to control the general partner of Green Equity Investors, L.P. As such, Messrs. Green, Sokoloff, Danhakl, Nolan, Seiffer and Baumer may be deemed to have shared voting and investment power with respect to all shares held by Green Equity Investors, L.P. However, such individuals disclaim beneficial ownership of the securities held by Green Equity Investors, L.P. except to the extent of their respective pecuniary interests therein.

(7)	Includes the shares identified in note (6) above.

DESCRIPTION OF CAPITAL STOCK

General

      Upon the completion of this offering, we will be authorized to issue 50,000,000 shares of common stock, $0.01 par value per share, 350,000 shares of Series A preferred stock, $0.01 par value per share, and 2,650,000 shares of undesignated preferred stock, $0.01 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

      As of March 31, 2002, there were 15,599,790 shares of common stock outstanding, which were held by approximately 250 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of all three classes of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock do not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. We anticipate using a portion of our net proceeds to repurchase common stock from our non-executive employees.

Series A Preferred Stock

      We issued our redeemable Series A 13.45% senior exchangeable preferred stock under a certificate of designations filed with the Secretary of State of Delaware on November 13, 1997. As of March 31, 2002, there were 350,000 shares of our Series A preferred stock outstanding, which were held of record by 34 stockholders. The Series A preferred stock ranks senior to all classes of common stock, bears cumulative dividends at the rate of 13.45% per annum and has a liquidation preference over our common stock equal to $100 per share plus accrued and unpaid dividends thereon. In addition, the Series A preferred stock is subject to mandatory redemption by us on November 13, 2009, and our optional redemption, at a premium declining to par after November 13, 2002 and prior to November 13, 2009.

      On or prior to November 13, 2002, we may redeem any or all of the shares of Series A preferred stock then outstanding at a redemption price equal to 110% of the liquidation preference thereof, less an amount (calculated as a percentage) sufficient to reduce the aggregate redemption price by an amount sufficient to permit us to pay bonuses to our directors and executive officers who are selling, either directly or through family trusts or partnerships, shares of our common stock in this offering in an amount equal to the underwriting commissions and discounts that they will pay, as well as to repurchase shares from our other non-executive employees as described in this prospectus at the offering price to the public, rather than the net price to us after deducting underwriting commissions and discounts, plus accrued and unpaid dividends, following any underwritten public offering of our common stock. We anticipate using a portion of our net proceeds from this offering to redeem all of the outstanding shares of Series A preferred stock.

Preferred Stock

      The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of us without further action by the stockholders.

Warrant

      As of March 31, 2002, a warrant to purchase 486,000 shares of our common stock was outstanding. The warrant is exercisable at any time with an exercise price of $0.00123 per share. The warrant expires on November 30, 2008.

Registration Rights

      Green Equity Investors, L.P. has the right to demand, on two occasions, that we file a registration statement under the Securities Act covering all or a portion of the 5,860,973 shares of our common stock held by it. In addition, holders of up to 11,435,925 shares of our common stock, which includes the shares held by Green Equity Investors, L.P., and the holder of a warrant to purchase 486,000 shares of our common stock will have piggyback registration rights after the consummation of this offering. Registration of these shares of our common stock would permit their sale into the market immediately. Each of these holders, including Green Equity Investors, L.P., has agreed not to sell or otherwise dispose of any of their shares, other than shares sold in this offering, for a period of 180 days after the consummation of this offering. Please refer to the information in the prospectus under the heading “Shares Eligible for Future Sale — Registration Rights” for a more detailed discussion of these registration rights.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

      Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws to be adopted immediately prior to the closing of this offering could make the following more difficult:

•	the acquisition of us by means of a tender offer;

•	the acquisition of us by means of a proxy contest or otherwise; or

•	the removal of our incumbent officers and directors.

      These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

      Classified Board of Directors. Under our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is divided into three classes of directors serving staggered three-year terms, with one-third of the board of directors being elected each year.

      Stockholder Meetings. Under our amended and restated certificate of incorporation and our amended and restated bylaws, only the board of directors, the chairman of the board of directors, the chief executive officer and the president may call special meetings of stockholders.

      Requirements for Advance Notification of Stockholder Proposals and Director Nominations. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

      No Action by Written Consent. Under our amended and restated certificate of incorporation, stockholders may only take action at an annual or special meeting of stockholders and may not act by written consent.

      Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

      No Cumulative Voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors.

      Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

Amended and Restated Stockholders Agreement

      We are a party to a stockholders agreement with Green Equity Investors, L.P. and Mr. Steven G. Miller and Mr. Robert W. Miller that will be amended effective upon the consummation of this offering. The amended agreement entitles Green Equity Investors, L.P. to nominate one director to our board of directors for as long as it holds at least 5% of our outstanding shares. The amended agreement also provides that Mr. Steven G. Miller and Mr. Robert W. Miller will vote their shares in favor of Green Equity Investors, L.P.’s nominee and that Green Equity Investors, L.P. will vote its shares to elect Mr. Steven G. Miller and Mr. Robert W. Miller to our board of directors. We are also a party to employment agreements with Mr. Steven G. Miller and Mr. Robert W. Miller which will be amended effective upon the consummation of this offering that will require us, so long as they remain an officer or Chairman Emeritus, respectively, to use our best efforts to ensure that each of them be a member of our board of directors.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

Listing

      We intend to file an application to have our common stock approved for quotation on The Nasdaq Stock Market’s National Market under the symbol “BGFV.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

The Credit Facility

      Big 5 Corp., our wholly owned subsidiary, has a non-amortizing $125.0 million revolving credit facility. The credit facility bears interest at various rates based on Big 5 Corp.’s performance, with a floor of LIBOR plus 1.50% or the J.P. Morgan Chase prime lending rate and a ceiling of LIBOR plus 2.50% or the J.P. Morgan Chase prime lending rate plus 0.75% and is secured by Big 5 Corp.’s trade accounts receivable, merchandise inventories, service marks and trademarks and other general intangible assets, including trade names. The credit facility is not guaranteed by us. As of March 31, 2002, loans under the credit facility bear interest at a rate of LIBOR plus 1.50% or the J.P. Morgan Chase prime lending rate. An annual fee of 0.325%, payable monthly, is assessed on the unused portion of the credit facility. As of March 31, 2002, Big 5 Corp. had $25.0 million in LIBOR and prime lending rate borrowings and letters of credit of $3.4 million outstanding. The maximum eligible borrowing available under the credit facility, including outstanding letters of credit, is limited to the lesser of $125.0 million and an amount equal to 70% of the aggregate value of eligible inventory during November through February and 65% of the aggregate value of eligible inventory during the remaining months of the year. Available borrowings over and above actual LIBOR and prime rate borrowings and letters of credit outstanding on the credit facility amounted to $80.8 million as of March 31, 2002.

      Covenants. The credit facility contains financial covenants that require Big 5 Corp. to satisfy, on a consolidated basis, specified quarterly financial tests, including:

•	a minimum net worth of negative $50.0 million; and

•	an availability of $5.0 million under the credit facility or a minimum fixed charge coverage ratio of 1.15 to 1.0.

      The credit facility also contains a number of other customary covenants that, among other things, restrict Big 5 Corp.’s ability to:

•	dispose of assets;

•	incur additional debt;

•	prepay other debt, subject to specified exceptions, or amend specified debt instruments;

•	pay dividends;

•	create liens on assets;

•	make investments, loans or advances;

•	make acquisitions;

•	engage in mergers or consolidations;

•	change the business conducted;

•	engage in sale and leaseback transactions;

•	make capital expenditures or engage in transactions with affiliates; and

•	otherwise undertake various corporate activities outside the ordinary course of business.

      Events of Default. The credit facility also contains customary events of default, including defaults based on:

•	nonpayment of principal, interest or fees when due, subject to specified grace periods;

•	events of bankruptcy and insolvency;

•	breach of specified covenants;

•	cessation of business;

•	inaccuracy of specified representations and warranties;

•	violations of the ERISA laws;

•	specified occurrences related to the senior notes, such as amending the indenture governing the senior notes or prepaying, in whole or part, the senior notes, without prior written consent of the lenders; and

•	cross-defaults to other debt.

      Change of Control. The credit facility provides that, on 15 days prior notice, Big 5 Corp. may merge its subsidiaries or another entity in the retail sporting goods industry into itself, without prior consent of the lenders, so long as:

•	Big 5 Corp. is the surviving entity;

•	no lien on the assets of the subsidiary or other entity will survive the merger other than permitted encumbrances under the credit facility;

•	the entity was formed and maintains its principal place of business and assets in the United States; and

•	Big 5 Corp. is in full compliance with the terms of its debt instruments.

      Any other change in the structure or existence of Big 5 Corp. requires the prior written consent of the lenders.

      Termination. The credit facility may be terminated by the lenders by giving at least 90 days prior written notice before any anniversary date, commencing with its anniversary date in March 2003. Unless it is terminated, the credit facility will continue on an annual extension basis from anniversary date to anniversary date beginning in April 2003. The lenders may also terminate the credit facility upon the occurrence of an event of default upon notice to Big 5 Corp.; however, no notice of termination is required if the event of default is an event of bankruptcy or insolvency. Big 5 Corp. may terminate the credit facility at any time upon 30 days prior written notice; however, if Big 5 Corp. terminates the credit facility prior to March 31, 2003, it must pay an early termination fee.

The Senior Notes

      In connection with our 1997 recapitalization, Big 5 Corp., our wholly owned subsidiary, issued $131.0 million face amount of 10.875% senior notes due 2007, less a discount of approximately $0.6 million based on an imputed interest rate of 10.95%, of which $103.8 million currently remains outstanding. The senior notes mature on November 15, 2007. The senior notes bear interest at the rate per annum of 10.875% from the most recent interest payment date to which interest has been paid or provided for, payable in semi-annual installments on May 15 and November 15 of each year. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months. The last date on which interest was paid on the senior notes was November 15, 2001. There are no mandatory payments of principal on the senior notes prior to their maturity in 2007.

      Priority. The senior notes are general unsecured obligations, rank senior in right of payment to all existing and future indebtedness of Big 5 Corp. that is subordinated to the senior notes and rank pari passu in right of payment with all current and future unsubordinated indebtedness of Big 5 Corp., subject to certain restrictions due to the securitization of certain assets. The senior notes are not guaranteed by us.

      Redemption. The senior notes are redeemable, in whole or in part, at Big 5 Corp.’s option, at any time on or after November 15, 2002. The senior notes will be redeemable at the following redemption prices, expressed as percentages of the principal amount, if redeemed during the twelve month period commencing November 15 of the years indicated below at the following redemption prices, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption:

Year	Percentage

2002	105.475%

2003	103.650%

2004	101.825%

2005 and thereafter	100.000%

      Covenants. The indenture governing the senior notes contains a number of customary covenants, including a provision regarding a change in control. The indenture provides that a change of control of Big 5 Corp. is permitted so long as:

•	Big 5 Corp. is the surviving entity or the surviving entity was formed and maintains its principal place of business and assets in the United States and assumes by supplemental indenture the obligations of Big 5 Corp. under the indenture;

•	no default or event of default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction;

•	immediately after giving effect on a pro forma basis to such transaction, the consolidated net worth of the survivor is at least equal to that of Big 5 Corp. immediately prior to such transaction; and

•	immediately after giving effect on a pro forma basis to such transaction, the surviving entity could incur at least $1 of additional indebtedness under the terms of the indenture.

Upon a change of control of Big 5 Corp., Big 5 Corp. will be required to offer to purchase all of the outstanding senior notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase.

      The indenture also contains customary covenants that, among other things, restrict the ability of Big 5 Corp. to:

•	incur additional indebtedness outside the ordinary course of business;

•	issue preferred stock;

•	pay dividends or make other distributions, depending on its level of indebtedness at the time of the proposed dividend or distribution, whether it is in default under its financing agreements, the amount of dividends or distributions made in the past and its net cash proceeds from stock sales during the year in question;

•	make certain investments or engage in any line of business outside the ordinary course of business;

•	create certain liens on the collateral securing the loans issued under the credit facility;

•	sell certain assets outside the ordinary course of business;

•	enter into certain transactions with affiliates; and

•	effect certain mergers and consolidations.

      Events of Default. The indenture governing the senior notes contains customary events of default, including defaults based on:

•	nonpayment of principal, premium or interest when due, subject to specified grace periods;

•	events of bankruptcy and insolvency of Big 5 Corp. or any of its subsidiaries;

•	dissolution and liquidation;

•	breach of specified covenants and agreements, subject to specified grace periods;

•	material inaccuracy of representations and warranties;

•	cross-defaults on other debt owed by Big 5 Corp. or any of its subsidiaries, with an aggregate principal exceeding $15.0 million; and

•	final judgments for payment of money against Big 5 Corp. or any of its subsidiaries not covered by insurance in an aggregate amount exceeding $15.0 million, subject to certain grace periods.

Senior Discount Notes

      In connection with our 1997 recapitalization, we issued $48.2 million face amount of 13.45% senior discount notes due 2008, of which $25.4 million face amount currently remains outstanding. According to the terms of the indenture under which the senior discount notes were issued, we have the right to redeem all, but not less than all, of our senior discount notes prior to November 30, 2002 at a redemption price equal to 113.45% of the accreted value of the senior discount notes, upon our receipt of cash from a public equity offering. We anticipate using a portion of our net proceeds from this offering to redeem all of the outstanding senior discount notes.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of Restricted Securities

      Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

      Upon the completion of this offering, we will have 21,299,790 shares of our common stock outstanding, assuming no exercise of the underwriters’ over-allotment option, the repurchase of 413,343 shares of our common stock from our non-executive employees at their option and no exercise of the outstanding warrant to purchase 486,000 shares of our common stock that is exercisable for $0.00123 per share. All of the shares sold in this offering will be freely tradable, except that any shares purchased by directors, officers or other affiliates may only be sold in compliance with the applicable limitations of Rule 144. The remaining 13,599,790 shares of our common stock are “restricted securities” as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

      Subject to the provisions of Rules 144, 144(k) and 701 and a right of repurchase in favor of us applicable to 599,056 shares of our common stock that will expire on November 11, 2002,                shares of our common stock will be available for sale in the public market upon the expiration of the 180-day lock-up period.

      If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. Furthermore, sales of substantial amounts of our common stock in the public market after contractual and legal restrictions lapse could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

      In general, under Rule 701 of the Securities Act, as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with the holding period, public information, volume limitation or notice provisions of Rule 144, so long as they are not affiliates of ours. If they are an affiliate, they are eligible to resell the shares 90 days after the effective date of this offering in reliance on Rule 144 but without compliance with the holding period requirement contained in Rule 144. These shares are subject to the lock-up agreements and will be available for sale in the open market beginning 180 days after the date of this prospectus.

Lock-Up Agreements

      Executive officers, directors, vice presidents and certain other employees who own, in the aggregate, approximately           % of our common stock prior to this offering have agreed that, except for shares of common stock to be sold in this offering and shares of common stock to be repurchased by us with a portion of the proceeds from this offering, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation, for a period of 180 days after the date of this prospectus. Certain other employees who own, in the aggregate, approximately           % of our common stock prior to this offering have agreed that they will not offer for public sale common stock owned by them without the prior written consent of the managing underwriter in our public offering, in this case Credit Suisse First Boston Corporation, for a period of 180 days after the date of this prospectus.

Registration Rights

      Green Equity Investors, L.P. has the right to demand, on two occasions, that we file a registration statement under the Securities Act covering all or a portion of the 5,860,973 shares of our common stock held by it. Registration would result in the shares becoming freely tradable without restriction under the Securities Act. In addition, specified holders will have piggyback registration rights with respect to 11,435,925 shares of our common stock, including the shares held by Green Equity Investors, L.P., and 486,000 shares of our common stock underlying a warrant. If we propose to register any common stock under the Securities Act, other than pursuant to a registration of our common stock on Form S-4 or S-8, these holders may require us to include all or a portion of their securities in the registration. However, the managing underwriter, if any, of the offering pursuant to the registration has the right to limit the number of securities to be included by these holders.

      The outstanding piggyback registration rights with respect to 10,904,656 shares of our common stock and all 486,000 shares of our common stock underlying a warrant have no expiration date. The piggyback registration rights with respect to 531,269 shares of our common stock will expire upon the earlier of the first anniversary of the consummation of this offering and the date of the effectiveness of any registration of our common stock under the Securities Act subsequent to this offering in which all of the holders of these shares are given the opportunity to register their shares.

      We would bear all registration expenses incurred in connection with these registrations. The stockholders would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of their securities.

Stock Options

      Immediately after this offering, we intend to file a registration statement under the Securities Act covering shares of common stock reserved for issuance under the 2002 stock incentive plan. Shares registered under that registration statement will, upon the optionee’s exercise and depending on vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the lock-up agreements expire.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

      The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a person that is not a “United States person” for U.S. federal income tax purposes (a “non-U.S. holder”). For this purpose, a “United States person” is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions. The discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position. Special rules may apply to certain non-U.S. holders, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons holding their shares as part of a “straddle,” “hedge,” or “conversion transaction,” persons who acquire shares as compensation, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended. This discussion is limited to beneficial owners of the common stock who hold the common stock as capital assets. It does not address any aspect of state, local, or foreign law, persons who hold common stock through a partnership or other pass-through entity, or persons who are former citizens or long-term residents of the United States.

      Accordingly, each non-U.S. holder is urged to consult its own tax advisor with respect to the United States tax consequences of the ownership and disposition of common stock, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction.

Dividends

      Dividends paid to a non-U.S. holder of our common stock ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. To claim the benefit of a lower treaty rate, a non-U.S. holder must properly file with the payor an IRS Form W-8BEN, or successor form, or, in the case of payments made outside the United States with respect to an offshore account, comply with certain documentary evidence procedures, directly, or under certain circumstances, through an intermediary. If, however, the dividends are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, then the dividends will be exempt from the withholding tax described above, provided that an IRS Form W-8ECI, or successor form, is furnished to the payor. Such dividends will instead be taxed on a net basis at applicable graduated individual or corporate rates. Effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject as well to a “branch profits tax” at a rate of 30% or a lower applicable treaty rate. A non-U.S. holder who furnished the payor with an IRS Form W-8ECI or successor form must also provide a United States taxpayer identification number.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of a gain realized on a disposition of our common stock, provided that (a) the gain is not effectively connected with a trade or business conducted by the non-U.S. holder in the United States, (b) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for less than 183 days in the taxable year of the sale and other conditions are met, and (c) we are not nor have been a “United States real property holding corporation” for United States federal income tax purposes (a “USRPHC”). We believe we are not currently, and are not likely to become a USRPHC. Even if we were to become a USRPHC, gain on the sale or other disposition of common stock by a non-U.S. holder generally would not be subject to U.S. federal income tax provided that (i) the common stock was “regularly traded” on an established securities market and (ii) such non-U.S. holder did not actually or constructively own more than 5% of the common stock at any time during the shorter of the five-year period preceding the disposition or such non-U.S. holder’s holding period.

      If a non-U.S. holder is engaged in the conduct of a trade or business in the United States, gain on the disposition of our common stock that is effectively connected with the conduct of such trade or business and, where an income tax treaty applies, is attributable to a United States permanent establishment, will be taxed on a net basis at applicable graduated individual or corporate rates. Effectively connected gain of a foreign corporation may, under certain circumstances, be subject as well to a branch profits tax at a rate of 30% or a lower applicable treaty rate.

Federal Estate Taxes

      Our common stock owned or treated as being owned by a non-U.S. holder at the time of death will be included in that holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. The U.S. federal estate tax was recently repealed; however, the repeal does not take effect until 2010. In addition, the legislation repealing the estate tax expires in 2011, and thus the estate tax will be reinstated at that time unless future legislation extends the repeal.

U.S. Information Reporting Requirements and Backup Withholding Tax

      U.S. information reporting on IRS Form 1099 and backup withholding tax will not apply to dividends paid on our common stock to a non-U.S. holder, provided that non-U.S. holder provides an IRS Form W-8BEN (or satisfies certain certification documentary evidence requirements for establishing that it is a non-United States person under U.S. Treasury regulations) or otherwise establishes an exemption. Distributions on our common stock will, however, be reported to the Internal Revenue Service (“IRS”) and to the non-U.S. holder on IRS Form 1042-S.

      Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of our common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of our common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year, is 50% or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of our common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Pursuant to recent tax legislation the rate of backup withholding tax is currently 30% and will be reduced to 29% on January 1, 2004 and 28% on January 1, 2006.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

THE SELLING STOCKHOLDERS

      The following are the stockholders for whose accounts the common stock is being offered; the amount of common stock owned by such stockholders prior to this offering; the amount of common stock to be offered for the stockholder’s account; and the amount to be owned by such stockholder following completion of the offering. Each selling stockholder (or the trustee or general partner of such selling stockholder, as applicable) holds or has held during the past three years the position or office with the Company disclosed under “Management — Executive Officers and Directors.”

			Beneficial Ownership
	# of		of Common Stock
	shares owned		After Offering
Name of	prior to	# of shares
selling stockholder	offering	offered	Shares	%

Robert W. Miller and Florence H. Miller, Trustees of the Robert W. and Florence H. Miller Family Trust dated January 11, 1991	816,552	366,405	450,147	2.1

Robert W. and Florence Miller Family Partners, L.P.	1,215,000	545,198	669,802	3.1

Steven G. Miller and Jacquelyne G. Miller, Trustees of the Steven G. Miller and Jacquelyne G. Miller Trust dated September 13, 1990	1,620,000	291,600	1,328,400	6.2

Michael D. Miller, Trustee of the Miller Living Trust dated December 11, 1997	810,000	145,800	664,200	3.1

Charles P. Kirk	388,800	69,984	318,816	1.5

Gary S. Meade	89,100	16,038	73,062	*

Richard A. Johnson	388,800	69,984	318,816	1.5

Thomas J. Schlauch	324,000	58,320	265,680	1.2

Jeffrey L. Fraley	129,600	23,328	106,272	*

*	Less than 1% of the class.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2002, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, U.S. Bancorp Piper Jaffray Inc., Jefferies & Company, Inc. and Stephens Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse First Boston Corporation

U.S. Bancorp Piper Jaffray Inc.

Jefferies & Company, Inc.

Stephens Inc.

Total	7,700,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 649,078 additional shares from us and an aggregate of 505,922 additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by us	$	$	$	$

Expenses payable by us	$	$	$	$

Underwriting discounts and commissions paid by selling stockholders	$	$	$	$

Expenses payable by the selling stockholders	$	$	$	$

      The representatives have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

      Executive officers, directors, vice presidents and certain other employees who own, in the aggregate, approximately           % of our common stock prior to this offering have agreed that, except for shares of common stock to be sold in this offering and shares of common stock to be repurchased by us with a portion of the proceeds from this offering, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation, for a period of 180 days after the date of this prospectus. Certain other employees who own, in the aggregate, approximately           % of our common stock prior to this offering have agreed that they will not offer for public sale common stock owned by them without the prior written consent of the managing underwriter in our public offering, in this case Credit Suisse First Boston Corporation, for a period of 180 days after the date of this prospectus.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      We will apply to list the shares of common stock on The Nasdaq Stock Market’s National Market under the symbol “BGFV”.

      Prior to this offering, there has been no public trading market for our common stock. The initial public offering price for our common stock will be determined by negotiation between us, the selling stockholders and the representatives. The principal factors to be considered in determining the initial public offering price include:

•	the information included in this prospectus and otherwise available to the representatives,

•	the history and the prospects of the industry in which we compete,

•	the ability of our management,

•	our past and present operations,

•	our prospects for future earnings,

•	the recent market prices of and demand for publicly traded common stock of generally comparable companies,

•	market conditions for initial public offerings, and

•	the general condition of the securities markets at the time of this offering.

      We cannot assure you that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after the offering.

      On a pre-offering basis, as of March 31, 2002,

•	employees of Credit Suisse First Boston Corporation collectively owned 0.64% of our Series A preferred stock and 0.26% of our common stock,

•	Credit Suisse First Boston Corporation affiliates, DLJ Capital Corporation and DLJ First ESC, LLC, collectively owned 5.63% of our Series A preferred stock and 2.63% of our common stock and

•	Credit Suisse First Boston Corporation affiliate, DLJ Fund Investment Partners II, LP, through its investment in the entity that owns the warrant to purchase 486,000 shares of common stock, indirectly owned 0.06% of our common stock.

      Credit Suisse First Boston Corporation and one of its affiliates have provided investment banking and other advisory services for us, for which they have received customary fees and reimbursement of expenses. The representatives may in the future provide additional services.

      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over- allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market’s National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under “Resale Restrictions”.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of the issuer’s directors and officers, as well as the experts named herein and the selling stockholders, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Irell & Manella LLP, Los Angeles, California. Selected legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain partners and former partners of Irell & Manella LLP own an aggregate of 25,709 shares of our common stock and 1,200 shares of our Series A preferred stock.

EXPERTS

      The consolidated financial statements of Big 5 Sporting Goods Corporation and subsidiary as of December 31, 2000 and December 30, 2001 and for each of the fiscal years ended January 2, 2000, December 31, 2000 and December 30, 2001 have been included herein and in the registration statement in reliance on the report of KPMG LLP, independent accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules, which are part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. Any document we file may be read and copied at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Commission are also available to the public from the Commission’s Web site at http://www.sec.gov.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act, and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission’s public reference rooms, and the Web site of the Commission referred to above.

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Index to Consolidated Financial Statements	F-1

Independent Auditors’ Report	F-2

Consolidated Balance Sheets at December 31, 2000, December 30, 2001 and March 31, 2002 (unaudited)	F-3
Fiscal Years Ended January 2, 2000, December 31, 2000 and December 30, 2001 and thirteen weeks ended April 1, 2001 (unaudited) and March 31, 2002 (unaudited)

Consolidated Statements of Operations	F-4

Consolidated Statements of Stockholders’ Deficit	F-5

Consolidated Statements of Cash Flows	F-6

Notes to Consolidated Financial Statements	F-7

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Big 5 Sporting Goods Corporation:

      We have audited the consolidated financial statements of Big 5 Sporting Goods Corporation and subsidiary as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Big 5 Sporting Goods Corporation and subsidiary as of December 31, 2000 and December 30, 2001 and the results of their operations and their cash flows for each of the fiscal years ended January 2, 2000, December 31, 2000 and December 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California

March 1, 2002, except as to note 17
which is as of May 31, 2002

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31,	December 30,	March 31,
	2000	2001	2002

			(unaudited)

ASSETS

Current assets:

Cash	$3,753	$7,865	$6,673

Trade and other receivables, net of allowance for doubtful accounts of $607, $671 and $699, respectively	7,429	8,229	5,070

Merchandise inventories	168,981	163,680	168,565

Prepaid expenses	1,146	1,469	2,264

Total current assets	181,309	181,243	182,572

Property and equipment:

Land	186	186	186

Buildings and improvements	27,264	31,903	30,376

Furniture and equipment	50,089	51,007	53,684

Less accumulated depreciation and amortization	(37,577)	(40,446)	(42,344)

Net property and equipment	39,962	42,650	41,902

Deferred income taxes, net	13,159	12,353	12,353

Leasehold interest, net of accumulated amortization of $19,387, $21,264 and $21,711, respectively	9,347	7,600	7,153

Other assets, at cost, less accumulated amortization of $4,139, $4,871 and $5,053, respectively	4,621	4,249	4,378

Goodwill, less accumulated amortization of $1,865, $2,112 and $2,112, respectively	4,680	4,433	4,433

Total assets	$253,078	$252,528	$252,791

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:

Accounts payable	$64,401	$62,308	$71,032

Accrued expenses	47,481	52,643	44,121

Total current liabilities	111,882	114,951	115,153

Deferred rent	7,533	7,791	7,806

Long-term debt	172,098	153,351	151,193

Total liabilities	291,513	276,093	274,152

Redeemable Series A 13.45% Senior Exchangeable Preferred Stock, $0.01 par value. Authorized 350,000 shares; issued and outstanding 350,000 shares at December 31, 2000, December 30, 2001 and March 31, 2002 (unaudited)	51,721	58,911	59,550
Commitments and contingencies

Stockholders’ deficit:

Preferred stock, $0.01 par value. Authorized 3,000,000 shares; no shares issued and outstanding at December 31, 2000, December 30, 2001 and March 31, 2002 (unaudited)	—	—	—

Common stock, $0.01 par value. Authorized 50,000,000 shares; issued and outstanding 15,604,650 shares, 15,602,220 shares and 15,599,790 shares at December 31, 2000, December 30, 2001 and March 31, 2002 (unaudited), respectively	156	156	156

Additional paid-in capital	7,059	7,058	7,057

Accumulated deficit	(97,371)	(89,690)	(88,124)

Net stockholders’ deficit	(90,156)	(82,476)	(80,911)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$253,078	$252,528	$252,791

See accompanying notes to consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

	Fiscal Year Ended			13 Weeks Ended

	January 2,	December 31,	December 30,	April 1,	March 31,
	2000	2000	2001	2001	2002

				(unaudited)

Net sales	$514,324	$571,476	$622,481	$143,179	$157,133

Cost of goods sold, buying and occupancy	341,852	377,040	407,679	95,342	102,126

Gross profit	172,472	194,436	214,802	47,837	55,007

Operating expenses:

Selling and administrative	131,222	144,703	160,044	38,252	42,115

Litigation settlement	—	—	2,515	—	—

Depreciation and amortization	9,479	9,340	10,031	2,574	2,361

Total operating expenses	140,701	154,043	172,590	40,826	44,476

Operating income	31,771	40,393	42,212	7,011	10,531

Interest expense	21,574	22,008	19,629	5,225	4,483

Income before income taxes and extraordinary gain (loss)	10,197	18,385	22,583	1,786	6,048

Income taxes	4,000	7,324	9,218	743	2,479

Income before extraordinary gain (loss)	6,197	11,061	13,365	1,043	3,569

Extraordinary gain (loss) from early extinguishment of debt, net of income taxes	(372)	87	1,600	1,600	(39)

Net income	$5,825	$11,148	$14,965	$2,643	$3,530

Net income per common share excluding extraordinary item:

Basic	$0.04	$0.30	$0.39	$(0.05)	$0.10

Diluted	$0.04	$0.29	$0.38	$(0.05)	$0.10

Net income per common share:

Basic	$0.01	$0.30	$0.49	$0.06	$0.10

Diluted	$0.01	$0.30	$0.48	$0.06	$0.10

Weighted average shares of common stock outstanding:

Basic	15,611,729	15,607,647	15,604,439	15,604,650	15,601,021

Diluted	16,097,729	16,093,647	16,090,439	16,090,650	16,087,021

See accompanying notes to consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

Fiscal years ended January 2, 2000, December 31, 2000
December 30, 2001, and thirteen weeks ended March 31, 2002 (unaudited)
(dollars in thousands)

	Common Stock		Additional		Net
			Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance at January 3, 1999	15,614,370	$156	$7,065	$(102,323)	$(95,102)

Redeemable preferred stock dividend	—	—	—	(5,621)	(5,621)

Repurchase of common stock	(6,480)	—	(4)	—	(4)

Net income	—	—	—	5,825	5,825

Balance at January 2, 2000	15,607,890	156	7,061	(102,119)	(94,902)

Redeemable preferred stock dividend	—	—	—	(6,400)	(6,400)

Repurchase of common stock	(3,240)	—	(2)	—	(2)

Net income	—	—	—	11,148	11,148

Balance at December 31, 2000	15,604,650	156	7,059	(97,371)	(90,156)

Redeemable preferred stock dividend	—	—	—	(7,284)	(7,284)

Repurchase of common stock	(2,430)	—	(1)	—	(1)

Net income	—	—	—	14,965	14,965

Balance at December 30, 2001	15,602,220	156	7,058	(89,690)	(82,476)

Redeemable preferred stock dividend (unaudited)	—	—	—	(1,964)	(1,964)

Repurchase of common stock (unaudited)	(2,430)	—	(1)	—	(1)

Net income (unaudited)	—	—	—	3,530	3,530

Balance at March 31, 2002 (unaudited)	15,599,790	$156	$7,057	$(88,124)	$(80,911)

See accompanying notes to consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Fiscal Year Ended			13 Weeks Ended

	January 2,	December 31,	December 30,	April 1,	March 31,
	2000	2000	2001	2001	2002

				(unaudited)

Cash flows from operating activities:

Net income	$5,825	$11,148	$14,965	$2,643	$3,530

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	9,479	9,340	10,031	2,574	2,361

Amortization of deferred finance charges and discounts	4,293	4,684	3,932	1,056	966

Deferred tax provision (benefit)	(1,567)	(5,492)	806	—	—

Loss on disposal of equipment and leasehold interest	133	278	43	24	—

Extraordinary (gain) loss from early extinguishment of debt	621	(148)	(2,662)	(2,662)	114

Changes in operating assets and liabilities:

Merchandise inventories	(7,987)	(13,698)	5,301	(6,542)	(4,885)

Trade and other accounts receivable, net	(584)	(498)	(800)	2,889	3,159

Prepaid expenses and other assets	218	182	(959)	(652)	(1,186)

Accounts payable	(2,562)	6,538	(4,204)	2,810	9,324

Accrued expenses	7,730	7,523	5,068	(12,125)	(9,847)

Net cash provided by (used in) operating activities	15,599	19,857	31,521	(9,985)	3,536

Cash flows from investing activities — purchases of property and equipment	(13,075)	(11,602)	(10,510)	(1,483)	(1,151)

Cash flows from financing activities:

Net borrowings (repayments) under revolving credit facilities and other	$16,539	$(2,252)	$(10,210)	17,755	(578)

Repayment of Notes	(20,423)	(7,339)	(6,688)	(6,688)	(2,998)

Repurchase of common stock	(4)	(2)	(1)	—	(1)

Net cash provided by (used in) financing activities	(3,888)	(9,593)	(16,899)	11,067	(3,577)

Net increase (decrease) in cash	(1,364)	(1,338)	4,112	(401)	(1,192)

Cash at beginning of year	6,455	5,091	3,753	3,753	7,865

Cash at end of year	$5,091	$3,753	$7,865	3,352	6,673

Supplemental disclosures of non-cash financing activities:

Accreted dividends on preferred stock	$5,621	$6,400	$7,284	1,750	1,964

Supplemental disclosures of cash flow information:

Interest paid	$16,935	$17,013	$14,690	1,124	557

Income taxes paid	1,664	8,143	13,820	5,287	3,321

See accompanying notes to consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000, December 30, 2001 and March 31, 2002 (unaudited)
(dollars in thousands, except per share data)

(1) Basis of Presentation and Description of Business

      The accompanying consolidated financial statements as of December 31, 2000, December 30, 2001 and March 31, 2002 (unaudited) and for the years ended January 2, 2000, December 31, 2000 and December 30, 2001 and the thirteen weeks ended April 1, 2001 (unaudited) and March 31, 2002 (unaudited) represent the financial position and results of operations of Big 5 Sporting Goods Corporation and its wholly owned subsidiary, Big 5 Corp. (“Big 5 Corp.”). The Company operates in one business segment, as a sporting goods retailer under the Big 5 Sporting Goods name carrying a broad range of hardlines, softlines and footwear, operating 261 stores at March 31, 2002 in California, Washington, Arizona, Oregon, Texas, New Mexico, Nevada, Utah, Idaho and Colorado.

(2) Summary of Significant Accounting Policies

Consolidation

      The consolidated financial statements include Big 5 Sporting Goods Corporation and Big 5 Corp. All significant intercompany balances and transactions have been eliminated in consolidation.

Reporting Period

      The Company reports on a 52-53 week fiscal year ending on the Sunday nearest December 31. Information presented for the years ended January 2, 2000, December 31, 2000 and December 30, 2001 represent 52-week fiscal years.

Revenue Recognition

      The Company’s revenue is received from retail sales of merchandise through the Company’s stores. Revenue is recognized when merchandise is received by the customer and is shown net of returns.

Trade and Other Receivables

      Trade accounts receivable consist primarily of third party credit card receivables. Other receivables consist principally of net amounts due from vendors for certain co-op advertising. Accounts receivable have not historically resulted in any material credit losses. An allowance for doubtful accounts is provided when accounts are determined to be uncollectible.

Merchandise Inventories

      The Company values merchandise inventories using the lower of weighted average cost (which approximates the first-in, first-out cost) or market method. Average cost includes the direct purchase price of merchandise inventory and certain overhead costs associated with the Company’s distribution center.

Property and Equipment

      Property and equipment are stated at cost and depreciated over the estimated useful lives or lease terms, using the straight-line method.

      The estimated useful lives are 40 years for buildings, 7 to 10 years for fixtures and equipment and the shorter of the lease term or 10 years for leasehold improvements. Maintenance and repairs are charged to expense as incurred.

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Leasehold Interest

      Upon acquisition of the Company in 1992, an asset was recognized for the net fair value of favorable operating lease agreements. The leasehold interest asset is being amortized on a straight-line basis over 13.5 years. The unamortized balance attributable to leases terminated since the acquisition has been reflected as a component of the gain or loss upon disposition of the underlying properties.

Goodwill

      Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over periods ranging from 15 to 30 years. The Company assesses the recoverability of goodwill by determining whether the carrying value can be recovered through undiscounted future operating cash flows from the assets. The impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate equal to the Company’s average cost of funds. Recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective December 31, 2001 (see note 16 — unaudited).

Other Assets

      Other assets consist principally of deferred financing costs and are amortized straight-line over the terms of the respective debt.

Self-Insurance Reserves

      The Company maintains self-insurance programs for workers’ compensation and general liability risks. The Company is self-insured up to specified per-occurrence limits and maintains insurance coverage for losses in excess of specified amounts. Estimated costs under these programs, including incurred but not reported claims, are recorded as expenses based upon actuarially determined historical experience and trends of paid and incurred claims. Self insurance reserves amount to $4,628, $4,987 and $4,747 (unaudited) at December 31, 2000, December 30, 2001 and March 31, 2002, respectively, and are included in accrued liabilities.

Preopening Expenses

      New store preopening expenses are charged against operations as incurred.

Advertising Expenses

      The Company expenses advertising costs the first time the advertising takes place. Advertising expenses amounted to $30,613 for the fiscal year ended January 2, 2000, $33,498 for the fiscal year ended December 31, 2000 and $35,981 for the fiscal year ended December 30, 2001. Advertising expense amounted to $8,196 and $9,367 for the thirteen weeks ended April 1, 2001 and March 31, 2002, respectively (unaudited). Advertising expense is included in selling and administrative expenses in the accompanying statements of operations. There are no amounts related to advertising reported as assets in the balance sheets presented.

Income Taxes

      The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established if deemed necessary.

Earnings Per Share

      Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share is calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of an outstanding warrant (see note 17).

Use of Estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

      The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. The Company adopted SFAS No. 144, Accounting for the Disposal of Long-Lived Assets, effective December 31, 2001.

Stock Compensation

      The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), and has elected to measure compensation costs under Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees, and comply with the pro forma disclosure requirements of SFAS No. 123, except for options and warrants granted to nonemployees, which are recorded in the financial statements under SFAS No. 123.

Interim Financial Data

      The unaudited operating results have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for the fair presentation for the periods presented. The unaudited financial statements should be read in conjunction with the audited consolidated financial statements presented for each of the years in the three year period ended December 31, 2001.

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(3) Long-Term Debt

      Long-term debt consists of the following:

	December 31,	December 30,	March 31,
	2000	2001	2002

			(unaudited)

Revolving credit facility	$37,321	$25,000	$25,022

10.875% Senior Notes, net of unamortized discount, $103.6 million face amount at March 31, 2002, due in 2007	103,768	103,806	103,306

13.45% Senior Discount Notes, net of unamortized discount, $25.4 million face amount at March 31, 2002, due in 2008	31,009	24,545	22,865

Total long-term debt	$172,098	$153,351	$151,193

      In 1997, the Company issued $131,000 face amount, 10.875% Senior Notes due 2007 (Senior Notes), less a discount of $591 based on an imputed interest rate of 10.95%. The notes require semiannual interest payments on each May 15 and November 15, commencing on May 15, 1998. The Company has no mandatory payments of principal on the Senior Notes prior to their maturity in 2007. The notes may be redeemed in whole or in part, at the option of the Company, at any time on or after November 15, 2002, at the redemption prices set forth below with respect to the indicated redemption date, together with any accrued and unpaid interest to such redemption date. The Senior Notes are unsecured obligations that rank senior in right of payment to all existing and future indebtedness that is subordinated to the Senior Notes and rank pari passu in right of payment with all current and future unsubordinated indebtedness, subject to restrictions due to the securitization of certain assets. During the year ended January 2, 2000, the Company repurchased $19,100 face value of Senior Notes for a repurchase price of $19,060. The Company repurchased an additional $7,750 face value of Senior Notes during the year ended December 31, 2000 for a repurchase price of $7,339. On February 14, 2002, the Company repurchased an additional $500 face value of Senior Notes for a repurchase price of $499.

      If redeemed during the 12-month period beginning November 15, the redemption prices of the Senior Notes before accrued and unpaid interest are as follows:

Year	Percentage

2002	105.475%

2003	103.650

2004	101.825

2005 and thereafter	100.000

      In 1997, the Company issued $48,200 face amount, 13.45% Senior Discount Notes (Senior Discount Notes) due 2008, less a discount of $24,000 based on an imputed interest rate of 13.85%. The Senior Discount Notes were issued with a warrant (see Note 14) for aggregate consideration of $24,500. The Senior Discount Notes are unsecured and cash interest will not accrue on the Senior Discount Notes prior to November 30, 2002. Thereafter, cash interest on the Senior Discount Notes will accrue at 13.45% per annum and will be payable semiannually in arrears on each May 31 and November 30, commencing in May 2003. The Company has no mandatory payments of principal on the Senior Discount Notes prior to their maturity in 2008. The Company repurchased $2,500 face value of Senior Discount Notes during the year ended January 2, 2000 and $12,500 face value of Senior Discount Notes during the year ended December 30, 2001 for a repurchase price of $1,363 and $6,688, respectively. On February 1, 2002, the Company repurchased an additional $2,825 face value of Senior Discount Notes for a repurchase price of $2,536.

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The Senior Discount Notes may be redeemed, in their entirety only, at the option of the Company upon the Company’s receipt of proceeds from an initial public offering of its common stock at any time prior to November 30, 2002 at a redemption price equal to 113.45% of their accreted value plus accrued but unpaid interest.

      The Senior Discount Notes may also be redeemed at the option of the Company in whole or in part on or after November 30, 2002 at the redemption prices set forth below with respect to the indicated redemption date together with any accrued and unpaid interest to such redemption date. The Senior Discount Notes indenture contains covenants that, among other things, limit the ability of the Company to enter into certain mergers or consolidations or incur certain liens and to incur additional indebtedness, pay dividends and make certain other restricted payments and engage in certain transactions with affiliates. Under certain circumstances, including a change in control (as defined in the Senior Discount Notes indenture), the Company may be required to make an offer to purchase the Senior Discount Notes at prices specified in the Senior Discount Note indenture. The Senior Discount Notes indenture contains certain customary events of default, which include the failure to pay interest and principal, the failure to comply with certain covenants in the Senior Discount Notes or certain events occurring under bankruptcy laws.

      If redeemed during the 12-month period beginning November 30, the redemption prices of the Senior Discount Notes before accrued and unpaid interest are as follows:

Year	Percentage

2002	110.000%

2003	106.670

2004	103.330

2005 and thereafter	100.000

      The Company has a five-year, non-amortizing $125,000 revolving credit facility (the CIT Credit Facility). The CIT Credit Facility may be terminated by the lenders by giving at least 90 days prior written notice before any anniversary date, commencing with its anniversary date on December 31, 2002. The Company may terminate the CIT Credit Facility by giving at least 30 days prior written notice, provided that if the Company terminates prior to December 31, 2002, it must pay an early termination fee. Unless it is terminated, the CIT Credit Facility will continue on an annual basis from anniversary date to anniversary date beginning in January 2003. In April 2002, the Company amended this agreement to change the anniversary date to March 31, 2003 (unaudited). The CIT Credit Facility bears interest at various rates based on the Company’s performance, with a floor of LIBOR plus 1.50% or the Chase Manhattan prime lending rate and a ceiling of LIBOR plus 2.50% or the Chase Manhattan prime lending rate plus 0.75% and is secured by trade accounts receivable, merchandise inventory and general intangible assets (including trademarks and trade names) of the Company. At December 30, 2001, loans under the CIT Credit Facility bear interest at a rate of LIBOR (2.0% at December 30, 2001) plus 1.50% or the Chase Manhattan prime lending rate (5% at December 30, 2001). An annual fee of 0.325%, payable monthly, is assessed on the unused portion of the facility. On December 30, 2001, the Company had $25,000 in LIBOR and prime lending rate borrowings and letters of credit of $3,435 outstanding. On March 31, 2002, the Company had $25,022 (unaudited) in LIBOR and prime lending rate borrowings and letters of credit of $3,435 outstanding (unaudited). The Company’s maximum eligible borrowing available under the facility is limited to 70% of the aggregate value of eligible inventory during November through February and 65% of the aggregate value of eligible inventory during the remaining months of the year. Available borrowings over and above actual LIBOR and prime rate borrowings and letters of credit outstanding on the CIT Credit Facility amounted to $91,366 and $80,782 (unaudited) at December 30, 2001 and March 31, 2002, respectively.

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The various debt agreements contain covenants restricting the ability of the Company to, among other things, incur additional debt, create or allow liens, pay dividends, merge or consolidate with or invest in other companies, sell, lease or transfer all or substantially all of its properties or assets, or make certain payments with respect to its outstanding capital stock, issue preferred stock and engage in certain transactions with affiliates. In addition, the Company must comply with certain financial covenants. The Company was in compliance with all such covenants at December 30, 2001.

(4) Fair Values of Financial Instruments

      The fair value of cash, trade and other receivables, trade accounts payable and accrued expenses approximate the fair values of these instruments due to their short-term nature. The fair value of the Senior Notes at December 30, 2001 approximated $103,546 based on recent market prices. The fair value of the Senior Discount Notes at December 30, 2001 approximated $24,545 based on recent market prices. The carrying amount of the revolving credit facility reflects the fair value based on current rates available to the Company for debt with the same remaining maturities.

(5) Leases

      The Company currently leases certain stores, distribution facilities, vehicles and equipment under noncancelable operating leases that expire through the year 2019. These leases generally contain renewal options for periods ranging from 5 to 15 years and require the Company to pay all executory costs such as maintenance and insurance.

      Certain leases contain escalation clauses and provide for contingent rentals based on percentages of sales. The Company recognizes rental expense on a straight-line basis over the terms of the underlying leases, without regard to when rentals are paid. The accrual of the current noncash portion of this rental expense has been included in depreciation and amortization in the accompanying consolidated statements of operations and cash flows and deferred rent in the accompanying consolidated balance sheets.

      Rental expense for operating leases consisted of the following:

	Fiscal Year Ended			13 Weeks Ended

	January 2,	December 31,	December 30,	April 1,	March 31,
	2000	2000	2001	2001	2002

				(unaudited)

Cash rental payments	$27,179	$29,667	$31,602	$7,734	$8,306

Noncash rentals	625	375	258	103	15

Contingent rentals	1,360	1,592	1,710	152	153

Rental expense	$29,164	$31,634	$33,570	$7,989	$8,474

      Future minimum lease payments (cash rentals) under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 30, 2001 are:

Year ending:

2002	$33,350

2003	32,957

2004	32,178

2005	29,552

2006	25,262

Thereafter	113,525

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(6) Accrued Expenses

      Accrued expenses consist of the following:

	December 31,	December 30,	March 31,
	2000	2001	2002

			(unaudited)

Payroll and related expenses	$12,494	$13,051	$10,041

Advertising	5,059	5,768	3,008

Sales tax	6,781	7,285	5,118

Income tax	8,018	3,673	2,920

Litigation settlement	—	2,515	2,318

Other	15,129	20,351	20,716

	$47,481	$52,643	$44,121

(7) Income Taxes

      Total income tax expense (benefit) consists of the following:

	Fiscal Year Ended			13 Weeks Ended

	January 2,	December 31,	December 30,	April 1,	March 31,
	2000	2000	2001	2001	2002

				(unaudited)

Income tax before extraordinary gain (loss)	$4,000	$7,324	$9,218	$743	$2,479

Tax effect of extraordinary gain (loss)	(249)	61	1,062	1,062	(28)

Total income tax expense	$3,751	$7,385	$10,280	$1,805	$2,451

	Current	Deferred	Total

2001:

Federal	$6,761	$711	$7,546

State	1,561	95	1,672

	$8,322	$806	$9,218

2000:

Federal	$10,506	$(4,882)	$5,624

State	2,310	(610)	1,700

	$12,816	$(5,492)	$7,324

1999:

Federal	$4,591	$(1,327)	$3,264

State	976	(240)	736

	$5,567	$(1,567)	$4,000

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The provision for income taxes differs from the amounts computed by applying the federal statutory tax rate of 35% to earnings before income taxes and extraordinary items, as follows:

	Fiscal Year Ended			13 Weeks Ended

	January 2,	December 31,	December 30,	April 1,	March 31,
	2000	2000	2001	2001	2002

				(unaudited)

Tax expense at statutory rate	$3,568	$6,434	$7,904	$625	2,116

State taxes, net of federal benefit	495	875	1,093	107	363

Other	(63)	15	221	11	—

	$4,000	$7,324	$9,218	$743	$2,479

      Deferred tax assets and liabilities consist of the following tax-effected temporary differences:

	December 31,	December 30,	March 31,
	2000	2001	2002

			(unaudited)

Deferred tax assets:

Self-insurance reserves	$1,844	$1,987	1,987

Employee benefits	1,754	1,946	1,946

State taxes	809	627	627

Noncash rent expense	3,001	3,104	3,104

Amortization of tangible and intangible assets	598	194	194

Deferred interest	4,560	5,282	5,282

Other	883	405	405

Deferred tax assets	13,449	13,545	13,545

Deferred liabilities — basis in fixed assets	290	1,192	1,192

Net deferred tax assets	$13,159	$12,353	$12,353

      In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections of future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(8) Employee Benefit Plans

      The Company has a 401(k) plan that covers all eligible employees. All employee contributions may be supplemented by Company contributions. The Company contributed $1,483 for the year ended January 2, 2000, $1,650 for the year ended December 31, 2000 and $1,830 for the year ended December 30, 2001 in employer matching and profit sharing contributions. The Company contributed $450 and $500, respectively, for the thirteen weeks ended April 1, 2001 and March 31, 2002 (unaudited) in employer matching and profit sharing contributions.

      The Company has no other significant postretirement or postemployment benefits.

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(9) Related Party Transactions

      Prior to September 1992, Big 5 Corp. was a wholly owned subsidiary of Thrifty Corporation (Thrifty), which was in turn a wholly owned subsidiary of Pacific Enterprises (PE). In December 1996, Thrifty was acquired by Rite Aid Corp. (Rite Aid).

      As a result of the Company’s prior relationship with Thrifty and its affiliates, the Company continues to maintain certain relationships with Rite Aid and PE. These relationships include continuing indemnification obligations of PE to the Company for certain environmental matters; agreements between the Company and PE with respect to various tax matters and obligations under ERISA, including the allocation of various tax obligations relating to the inclusion of the Company and each member of the affiliated group of which the Company was a subsidiary in certain consolidated and/or unitary tax returns of PE, and subleases described as follows. An affiliate of a stockholder of the Company holds convertible preferred stock in Rite Aid, which, if converted, would represent approximately 11% of Rite Aid’s outstanding stock.

      The Company leases certain property and equipment from Rite Aid, which leases this property and equipment from an outside party. Charges related to these leases totaled $194 for the year ended January 2, 2000, $203 for the year ended December 31, 2000 and $212 for the year ended December 30, 2001. Charges related to these leases totaled $55 and $56, respectively, for the thirteen weeks ended April 1, 2001 and March 31, 2002 (unaudited).

      The Company has a Management Services Agreement with an investment advisor group that is an affiliate of a stockholder of the Company that expires in May 2005, under which $333, plus expenses, will be paid annually for financial advisory and investment banking services. During each of the years ended January 2, 2000, December 31, 2000, and December 30, 2001, the Company paid $340 to this advisor group. During the thirteen weeks ended April 1, 2001 and March 31, 2002, the Company paid $86 to this advisor group (unaudited). An executive officer and equity owner of the investment advisor group is a member of the Company’s board of directors.

(10) Contingencies

      In August 2001, the Company received a copy of a complaint filed in the California Superior Court in Los Angeles alleging violations of the California Labor Code and the Business and Professions Code. This complaint was brought as a purported class action with two subclasses comprised of its California store managers and its California first assistant store managers. The plaintiffs allege that the Company improperly classified its store managers and first assistant store managers as exempt employees not entitled to overtime pay for work in excess of forty hours per week. They seek, on behalf of the class members, back pay for overtime allegedly not paid, statutory penalties in the amount of an additional thirty days’ wages for each employee whose employment terminated in the four years preceding the complaint and injunctive relief to require the Company to treat its store management as non-exempt. On February 8, 2002, the Company filed a joint settlement with the court for this complaint. Under the terms of the settlement, the Company agreed to pay $32.46 per week of active employment as store manager during August 8, 1997 through December 31, 2001, the covered period, and $25.50 per week of active employment as first assistant store manager during the covered period to each class member who submits a valid and timely claim form. The Company also agreed to pay attorneys’ fees, plus costs and expenses, in the amount of $690, as well as up to $40 for the cost of the settlement administrator. In addition, the Company agreed to pay the class representatives an additional aggregate amount of $32.5 for their service as named plaintiffs. The settlement is subject to the approval of the court. Once approved, the settlement will constitute a full and complete settlement and release of all claims related to the lawsuit. In addition, the Company admits no liability or other wrongdoing with respect to the claims set forth in the lawsuit.

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company intends to defend the case vigorously if the court does not approve the settlement agreement. If the settlement is not approved by the court, an adverse result in this litigation could harm the Company’s financial condition, and any required change in the Company’s labor practices, as well as the costs of defending this litigation, could have a negative impact on the Company’s results of operations. The Company recorded a litigation charge of $2,515 in the fourth quarter of 2001 to provide for expected payments to class members as well as legal and other fees associated with the settlement of this complaint.

      The Company is also involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(11) Business Concentrations

      The Company operates traditional sporting goods retail stores located principally in the Western states of the United States. The Company is subject to regional risks such as the local economies, weather conditions and natural disasters and government regulations. If the region were to suffer an economic downturn or if other adverse regional events were to occur, there could be a significant adverse effect on management’s estimates and an adverse impact on the Company’s performance. The retail industry is impacted by the general economy. Changes in the marketplace may significantly affect management’s estimates and the Company’s performance.

(12) Quarterly Financial Data (Unaudited)

	Fiscal Year Ended December 31, 2000

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total

Net sales	$129,712	$137,271	$146,169	$158,324	$571,476

Gross profit	42,888	48,394	48,913	54,241	194,436

Net income	134	2,598	2,422	5,994	11,148

	Fiscal Year Ended December 30, 2001

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total

Net sales	$143,179	$151,456	$158,085	$169,761	$622,481

Gross profit	47,837	53,609	52,956	60,400	214,802

Net income	2,643	3,257	2,945	6,120	14,965

(13) Redeemable Preferred Stock

      In November 1997, the Company authorized and issued 350,000 shares of redeemable Series A 13.45% Senior Exchangeable Preferred Stock (Preferred Stock), par value $0.01 per share, with a liquidation preference of $100.00 per share as of the date of issue. The Preferred Stock has a liquidation preference over the Common Stock equal to the initial liquidation value of the Preferred Shares plus accrued and unpaid dividends thereon. The Preferred Stock bears cumulative dividends at the rate of 13.45% per annum. Dividends may, at the option of the Company, be paid in cash or by adding to the liquidation preference of the Preferred Stock an amount equal to the dividends then accrued and payable. The Preferred Stock may, subject to certain conditions, be exchanged at the option of the Company into Subordinated Exchange Debentures, which shall have terms substantially similar to those of the Preferred Stock. Accrued and unpaid dividends were $918, $1,012 and $2,336 at December 31, 2000, December 30, 2001 and March 31, 2002 (unaudited), respectively.

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Redeemable preferred stock consists of the following:

	Fiscal Year Ended			13 Weeks
				Ended
	January 2,	December 31,	December 30,	March 31,
	2000	2000	2001	2002

				(unaudited)

Initial liquidation preference	$35,000	$35,000	$35,000	$35,000

Dividends added to initial liquidation preference	10,408	16,721	23,911	24,550

	$45,408	$51,721	$58,911	$59,550

      The Preferred Stock is subject to mandatory redemption on November 13, 2009 at 100% of the liquidation preference plus accrued and unpaid dividends. Prior to November 13, 2002, the Company may also redeem the Preferred Stock following a public offering of its common stock at 110% of the liquidation preference, less an amount (calculated as a percentage) sufficient to reduce the aggregate redemption price by an amount sufficient to permit the Company to pay bonuses to the Company’s directors and executive officers who are selling, either directly or through family trusts or partnerships, shares of the Company’s common stock in a public offering in an amount equal to the underwriting commissions and discounts that they will pay, as well as to repurchase shares from the Company’s other non-executive employees relating to such offering at the offering price to the public, rather than the net price to the Company after deducting underwriting commissions and discounts, plus accrued and unpaid dividends. The Preferred Stock may be redeemed at the option of the Company in whole or in part on or after November 13, 2002 at the redemption prices set forth below with respect to the indicated redemption date together with any accrued and unpaid dividends to such redemption date.

      If redeemed during the 12-month period beginning November 13, the redemption prices of the Preferred Stock before accrued and unpaid interest are as follows:

Year	Percentage

2002	106.725%

2003	105.380

2004	104.035

2005	102.690

2006	101.345

2007 and thereafter	100.000

(14) Stock Options, Restricted Stock and Warrant

1997 Management Equity Plan

      The 1997 Management Equity Plan (Plan) provides for the sale of shares or granting of incentive stock options or nonqualified options to officers, directors and selected key employees of the Company to purchase shares of the Company’s common stock. The 1997 Plan is administered by the board of directors of the Company and the granting of awards under the Plan is discretionary with respect to the individuals to whom and the times at which awards are made, the number of options awarded or shares sold, and the vesting and exercise period of such awards. The options and stock granted under the Plan must have an exercise or sale price that is no less than 85% of the fair value of the Company’s common stock at the time the stock option or stock is granted or sold. The aggregate number of common shares that may be allocated to awards under the Plan is 4,536,000 shares. No more than 810,000 of these shares shall be subject to stock options outstanding at any time. Options granted or restricted stock sold under the 1997 Plan vest ratably over five years from the date the options are granted and have an exercise period not to exceed 120 months from the date the Stock option is granted. The Plan does not allow for the transfer of options or stock purchase rights. As of December 30, 2001 and March 31, 2002 (unaudited), no options

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

had been granted under the 1997 Plan and 3,744,702 shares of restricted common stock had been sold under the Plan.

      In connection with the issuance of the Senior Discount Notes in 1997, the Company issued a warrant to purchase 486,000 shares of common stock. The warrant is exercisable at any time with an exercise price of $.00123 per share. The warrant expires on November 30, 2008. The fair value of the warrant at the time of issuance was $300, determined by cash purchases of common stock on the same date. At December 30, 2001 and March 31, 2002 (unaudited), the warrant had not been exercised.

(15) Earnings Per Share

      The following table sets forth the computation of basic and diluted net income per common share:

	Fiscal Year Ended			13 Weeks Ended

	January 2,	December 31,	December 30,	April 1,	March 31,
	2000	2000	2001	2001	2002

				(unaudited)

Income before extraordinary gain (loss)	$6,197	$11,061	$13,365	$1,043	$3,569

Extraordinary gain (loss)	(372)	87	1,600	1,600	(39)

Net income	5,825	11,148	14,965	2,643	3,530

Less: Preferred stock dividends	5,621	6,400	7,284	1,750	1,964

Net income available to common stockholders	$204	$4,748	$7,681	893	1,566

Basic earnings per share:

Income (loss) before extraordinary gain (loss)	$0.04	$0.30	$0.39	$(0.05)	$0.10

Net income	$0.01	$0.30	$0.49	$0.06	$0.10

Diluted earnings per share:

Income (loss) before extraordinary gain (loss)	$0.04	$0.29	$0.38	$(0.05)	$0.10

Net income	$0.01	$0.30	$0.48	$0.06	$0.10

Weighted average shares of common stock outstanding:

Basic	15,611,729	15,607,647	15,604,439	15,604,650	15,601,021

Dilutive effect of outstanding warrant	486,000	486,000	486,000	486,000	486,000

Diluted	16,097,729	16,093,647	16,090,439	16,090,650	16,087,021

      Warrants to purchase 486,000 shares of common stock were outstanding during the 13 week period ended April 1, 2001 but were not included in the computation of diluted earnings (loss) per share of income (loss) before extraordinary gain (loss) because the warrants would have been antidilutive (unaudited).

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(16) Goodwill and Other Intangible Assets (unaudited)

      On June 29, 2001, FASB issued SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), which addresses financial accounting and reporting for goodwill and other intangible assets and requires that goodwill amortization be discontinued and replaced with periodic tests of impairment. A two-step impairment test is used to first identify potential goodwill impairment and then measure the amount of goodwill impairment loss, if any. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Impairment losses that arise due to the initial application of this standard are reported as a cumulative effect of a change in accounting principle. The first step of the goodwill impairment test, which must be completed within six months of the effective date of this standard, will identify potential goodwill impairment. The second step of the goodwill impairment test, which must be completed prior to the issuance of the annual financial statements, will measure the amount of goodwill impairment loss, if any.

      In accordance with SFAS No. 142, goodwill amortization was discontinued as of December 31, 2001. There was no cumulative effect of a change in accounting principle upon adoption.

      The following adjusts reported net income and EPS to exclude goodwill amortization:

				13 Weeks Ended
	Fiscal Year
				April 1,	March 31,
	1999	2000	2001	2001	2002

				(unaudited)

	(In millions, except per share amounts)

Reported net income	$5,825	$11,148	$14,965	$2,643	$3,530

Goodwill amortization, net of tax	150	149	146	37	—

Adjusted net income	$5,975	$11,297	$15,111	$2,680	$3,530

Reported basic EPS	$0.01	$0.30	$0.49	$0.06	$0.10

Goodwill amortization, net of tax	—	—	—	—	—

Adjusted basic EPS	$0.01	$0.30	$0.49	$0.06	$0.10

Reported diluted EPS	$0.01	$0.30	$0.48	$0.06	$0.10

Goodwill amortization, net of tax	—	—	—	—	—

Adjusted diluted EPS	$0.01	$0.30	$0.48	$0.06	$0.10

(17) Stock Split

      On May 31, 2002, the Company’s Board of Directors approved a resolution to increase the authorized common shares from 5,000,000 to 50,000,000, and to enact an 8.1 for 1 stock split such that 1,925,900 issued and outstanding shares of common stock will be split into 15,599,790 issued and outstanding shares of common stock upon the completion of the initial public offering. In connection with the stock split, the par value of the common stock remained $0.01. All disclosures of shares of common stock and earnings per share have been changed in the accompanying financial statements to retroactively reflect the stock split.

[BACK PAGE]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

      The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered, all of which will be paid by the Registrant:

Amount

Registration fee — Securities and Exchange Commission	$28,750

Filing fee — National Association of Securities Dealers, Inc.	12,000

Quotation fee — The Nasdaq National Market	95,000

Printing and engraving expenses	200,000

Legal fees and expenses	950,000

Accounting fees and expenses	200,000

Blue sky fees and expenses	10,000

Transfer agent and registrar fees and expenses	15,000

Miscellaneous	50,000

Total	$1,560,750

Item 14. Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation (“DGCL”) provides that a corporation has the power to indemnify its officers, directors, employees and agents (or persons serving in such positions in another entity at the request of the corporation) against expenses, including attorney’s fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to any criminal action, had no reasonable cause to believe the person’s conduct was unlawful), except that if such action shall be by or in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity. The Registrant’s certificate of incorporation provides that the Registrant will indemnify its officers and directors to the fullest extent permitted by Delaware law.

      As permitted by Section 102 of the DGCL, the Registrant’s certificate of incorporation will provide that no director shall be liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director other than (i) for breaches of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

      The Underwriting Agreement is expected to provide that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

      The Registrant maintains directors and officers liability insurance for the benefit of its directors and certain of its officers, and intends to enter into indemnification agreements (in the form to be filed as Exhibit 10.18 hereto) for the benefit of its directors and certain of its officers.

Item 15. Recent Sales of Unregistered Securities

      There have been no sales of the Registrant’s securities that were not registered under the Securities Act during the past three years.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

      See exhibits listed on the Exhibit Index following the signature page of this Form S-1, which is incorporated herein by reference.

(b) Financial Statement Schedules:

Page

Schedule II — Valuation and Qualifying Accounts	S-1

      Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

      The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on the 4th day of June, 2002.

BIG 5 SPORTING GOODS CORPORATION

By:	*

Steven G. Miller
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

* Steven G. Miller	President, Chief Executive Officer and Director (Principal Executive Officer)	June 4, 2002

* Charles P. Kirk	Chief Financial Officer (Principal Financial and Accounting Officer)	June 4, 2002

* Robert W. Miller	Chairman of the Board	June 4, 2002

* Michael D. Miller	Director	June 4, 2002

* John G. Danhakl	Director	June 4, 2002

*By: /s/ GARY S. MEADE Gary S. Meade Attorney-in-Fact

BIG 5 SPORTING GOODS CORPORATION AND SUBSIDIARY

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(dollars in thousands)

	Balance at	Additions:	Deductions:
	Beginning	Charges to	A/R	Balance at
	of Year	Operations	Write Offs	End of Year

January 2, 2000

Allowance for doubtful receivables	$939	$181	$(621)	$499
December 31, 2000

Allowance for doubtful receivables	499	365	(257)	607
December 30, 2001

Allowance for doubtful receivables	607	129	(65)	671

S-1

EXHIBIT INDEX

Exhibit
Number		Title

1.1		Form of Underwriting Agreement*
3.1		Restated Certificate of Incorporation of the Registrant (as currently in effect)(4)
3.1.	1	Certificate of Amendment of Certificate of Incorporation of the Registrant (as currently in effect)(4)
3.1.	2	Certificate of Amendment of Certificate of Incorporation of the Registrant (as currently in effect)(6)
3.2		Registrant Bylaws (as currently in effect)(4)
3.3		Form of Amended and Restated Certificate of Incorporation of the Registrant (to be filed with the Delaware Secretary of State prior to the closing of the offering)(6)
3.4		Form of Amended and Restated Bylaws (to be adopted upon the closing of the offering)(6)
4.1		Specimen of Common Stock Certificate*
4.2		Indenture dated as of November 13, 1997 between Big 5 Corp. and First Trust National Association, as trustee(1)
4.3		Form of Big 5 Corp. 10.875% Series B Senior Notes due 2007 (included in Exhibit 4.2)(1)
4.4		Indenture dated as of November 13, 1997 between the Registrant and First Trust National Association, as trustee(4)
4.5		Form of Registrant 13.45% Senior Discount Notes due 2008(4)
5.1		Opinion of Irell & Manella LLP (including consent)(6)
10.1		Form of Amended and Restated Stockholders Agreement among the Registrant, Green Equity Investors, L.P., Steven G. Miller and Robert W. Miller(6)
10.2		Management Services Agreement dated as of November 13, 1997 by and among Registrant, Big 5 Corp. and Leonard Green & Associates, L.P.(1)
10.3		1997 Management Equity Plan(4)
10.4		2002 Stock Incentive Plan(6)
10.5		Form of Amended and Restated Employment Agreement between Robert W. Miller and the Registrant(6)
10.6		Form of Amended and Restated Employment Agreement between Steven G. Miller and the Registrant(6)
10.7		Amended and Restated Indemnification Implementation Agreement between Big 5 Corp. (successor to United Merchandising Corp.) and Thrifty PayLess Holdings, Inc. dated as of April 20, 1994(2)
10.8		Agreement and Release among Pacific Enterprises, Thrifty PayLess Holdings, Inc., Thrifty PayLess, Inc., Thrifty and Big 5 Corp. (successor to United Merchandising Corp.) dated as of March 11, 1994(2)
10.9		Financing Agreement dated March 8, 1996 between The CIT Group/ Business Credit, Inc. and Big 5 Corp.(3)
10.10		Grant of Security Interest in and Collateral Assignment of Trademarks and Licenses dated as of March 8, 1996 by Big 5 Corp. in favor of The CIT Group/ Business Credit, Inc.(3)
10.11		Guarantee dated March 8, 1996 by Big 5 Corporation (now known as the Registrant) in favor of The CIT Group/ Business Credit, Inc.(3)
10.12		Lease among Big 5 Corp. (Lessee) and the State of Wisconsin Investment Board (Lessor) dated as of March 5, 1996(3)
10.13		Letter agreement from The CIT Group/ Business Credit, Inc. to Big 5 Corp. dated November 13, 1997, amending the Financing Agreement dated March 8, 1996 between Big 5 Corp. (successor to United Merchandising Corp.) and The CIT Group/ Business Credit, Inc.(1)
10.14		Letter agreement from The CIT Group/ Business Credit, Inc. to Big 5 Corp. dated December 16, 1997, amending the Financing Agreement dated March 8, 1996 between Big 5 Corp. (successor to United Merchandising Corp.) and The CIT Group/ Business Credit, Inc.(4)

Exhibit
Number	Title

10.15	Fifth Amendment to Financing Agreement, dated March 21, 2000, by and among Big 5 Corp. and The CIT Group/ Business Credit, Inc., amending the Financing Agreement, dated March 8, 1996, between Big 5 Corp. (successor to United Merchandising Corp.) and The CIT Group/ Business Credit, Inc.(4)
10.16	Sixth Amendment to Financing Agreement, dated February 27, 2002, by and among Big 5 Corp. and The CIT Group/ Business Credit, Inc., amending the Financing Agreement, dated March 8, 1996, between Big 5 Corp. (successor to United Merchandising Corp.) and The CIT Group/ Business Credit, Inc.(5)
10.17	Seventh Amendment to Financing Agreement, dated April 30, 2002, by and among Big 5 Corp. and The CIT Group/Business Credit, Inc., amending the Financing Agreement, dated March 8, 1996, between Big 5 Corp. (successor to United Merchandising Corp.) and The CIT Group/Business Credit, Inc.*
10.18	Form of Indemnification Agreement(6)
10.19	Form of Termination Agreement by and among the Registrant, Big 5 Corp. and Leonard Green & Associates, L.P.(6)
10.20	Stock Subscription Agreement dated as of September 25, 1992, between the Registrant and Green Equity Investors, L.P.(6)
10.21	Letter agreement from The CIT Group/Business Credit, Inc. to Big 5 Corp. dated April 17, 1996, amending the Financing Agreement dated March 8, 1996, between Big 5 Corp. (successor to United Merchandising Corp.) and The CIT Group/Business Credit, Inc.(6)
10.22	Letter agreement from The CIT Group/Business Credit, Inc. to Big 5 Corp. dated August 11, 1997, amending the Financing Agreement dated March 8, 1996, between Big 5 Corp. (successor to United Merchandising Corp.) and The CIT Group/Business Credit, Inc.(6)
21.1	Subsidiaries of the Registrant(4)
23.1	Consent of KPMG LLP(6)
23.2	Consent of Irell & Manella LLP (included in Exhibit No. 5.1)
24.1	Powers of Attorney(4)
99.1	Consent of Director(6)
99.2	Consent of Director(6)

*	To be filed by amendment.

(1)	Incorporated by reference to Big 5 Corp.’s Registration Statement on Form S-4 (File No. 333-43129) filed with the Securities and Exchange Commission on December 23, 1997.

(2)	Incorporated by reference to Big 5 Corp.’s Annual Report on Form 10-K for the year ended January 1, 1995.

(3)	Incorporated by reference to Big 5 Corp.’s Annual Report on Form 10-K for the year ended December 31, 1995.

(4)	Previously filed with the Registration Statement on Form S-1 filed by the Registrant on August 21, 2001.

(5)	Previously filed with Amendment No. 1 to the Registration Statement on Form S-1 filed by the Registrant on March 18, 2002.

(6)	Filed herewith.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

BIG 5 SPORTING GOODS CORPORATION

(Exact name of registrant as specified in its governing documents)

EXHIBITS